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[redacted]

/ 08003838

PROCESSED
JUL 22 2008
THOMSON REUTERS

8 July 2008

(Exemption No: 82-5117)

SEC
Mail Processing
Section

JUL 10 2008

Washington, DC
104

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

SUPPL

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 14 April 2008 up to 20 June 2008, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 14 April 2008 up to 26 June 2008 (ESOS 727 – ESOS 734).

Yours truly

Shireena Woon
Vice President, Corporate Services

encl

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

SINGAPORE EXCHANGE

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8/7/08

Release Date	Announcement Details
Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD	
Jun 20 2008	MISCELLANEOUS :: NOTICE OF ANNUAL GENERAL MEETING - CLARIFICATION OF AGENDA ITEM 2 ON FINAL DIVIDEND
Jun 13 2008	MISCELLANEOUS :: OPERATING DATA FOR MAY 2008
Jun 13 2008	MISCELLANEOUS :: NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, 24 JULY 2008 AND LETTER TO SHAREHOLDERS
May 28 2008	MISCELLANEOUS :: ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL
May 15 2008	MISCELLANEOUS :: OPERATING DATA FOR APRIL 2008
May 15 2008	MISCELLANEOUS :: SATS APPOINTS NEW DIRECTOR
May 15 2008	ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR
May 09 2008	MISCELLANEOUS :: QUESTION AND ANSWER SESSION AT FY2007-08 RESULTS BRIEFING FOR ANALYSTS AND MEDIA
May 09 2008	FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
May 06 2008	MISCELLANEOUS :: SATS APPOINTS NEW DIRECTOR
May 06 2008	ANNOUNCEMENT OF APPOINTMENT OF INDEPENDENT DIRECTOR
May 05 2008	MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
May 02 2008	MISCELLANEOUS :: SATS RELEASES FY2007/08 RESULTS ON 9 MAY 2008
Apr 28 2008	MISCELLANEOUS :: SATS NAMED "MOST FRIENDLY AIRPORT FOR CARGO" BY FAPAA
Apr 22 2008	MISCELLANEOUS :: SATS WON "BEST AIR CARGO TERMINAL OPERATOR IN ASIA" FOR 11TH TIME
Apr 14 2008	MISCELLANEOUS :: OPERATING DATA FOR MARCH 2008

WS 16

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	20-Jun-2008 15:27:56
Announcement No.	00043

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Annual General Meeting - Clarification of Agenda Item 2 on Final Dividend
Description	
Attachments	Clarification_Notice_of_AGM.pdf Total size = **45K** (2048K size limit recommended)

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NOTICE OF ANNUAL GENERAL MEETING
- CLARIFICATION OF AGENDA ITEM 2 ON FINAL DIVIDEND

Reference is made to agenda item 2 of the Notice of Annual General Meeting of Singapore Airport Terminal Services Limited ("SATS") dated 13 June 2008 on page 26 of the Summary Report FY2007/2008 which was despatched to shareholders, announced via SGXNet and advertised in The Straits Times, The Business Times and the Lianhe Zaobao newspaper publications, all on 13 June 2008. The Notice of Annual General Meeting will also be contained in the Annual Report 2007/2008 to be despatched shortly to those shareholders who have requested for the Annual Report 2007/2008.

Agenda item 2 currently reads as follows:

"2. To declare a final dividend of 10 cents per share less income tax, for the year ended 31 March 2008. (FY2006-07: final dividend of 6 cents per share less income tax, and special dividend of 5 cents per share less income tax)"

SATS wishes to clarify that the reference to "less income tax" in respect of the final dividend for the year ended 31 March 2008 was erroneously included as, effective 1 January 2008, all dividends of Singapore resident companies are paid on a tax exempt (one-tier) basis.

Agenda item 2 should instead read as follows:

"2. To declare a final tax exempt (one-tier) dividend of 10 cents per share, for the year ended 31 March 2008. (FY2006-07: final dividend of 6 cents per share less income tax, and special dividend of 5 cents per share less income tax)"

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Jun-2008 12:52:22
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for May 2008
Description	
Attachments	SATS-OperatingData-May2008.pdf Total size = **18K** (2048K size limit recommended)

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This is the SATS operating data for May 2008:

	May 2008	May 2007	% change
Unit Services Handled ('000)	7.09	6.87	+ 3.3
Flights Handled ('000)	7.53	7.25	+ 3.9
Cargo/Mail Processed ('000 tonnes)	132.01	124.33	+ 6.2
Passengers Handled ('M)	2.65	2.50	+ 6.1
Unit Meals Produced ('M)	1.76	1.66	+ 6.0
Gross Meals Produced ('M)	2.18	2.06	+ 6.0

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

In May 2008, all operating indices continued to record modest growth over the corresponding period last year.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	13-Jun-2008 12:47:55
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Annual General Meeting to be held on Thursday, 24 July 2008 and Letter to Shareholders
Description	
Attachments	SATS_Notice_of_AGM.pdf SATS_Letter_to_Shareholders.pdf Total size = **107K** (2048K size limit recommended)

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Notice of Annual General Meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 35th Annual General Meeting of the Company will be held at the Olivia Room, Raffles City Convention Centre, Level 4, Swissôtel The Stamford Singapore, 2 Stamford Road, Singapore 178882, on Thursday, 24 July 2008 at 3.00 p.m. to transact the following business:

Ordinary business

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2008 and the Auditors' Report thereon.

2 To declare a final dividend of 10 cents per share less income tax, for the year ended 31 March 2008. (FY2006-07: final dividend of 6 cents per share less income tax, and special dividend of 5 cents per share less income tax)

3 To re-elect Mr Khaw Kheng Joo, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4 To re-elect Mr Edmund Cheng Wai Wing, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5 To re-elect Dr Rajiv Behari Lall, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6 To re-elect Mr David Zalmon Baffsky, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

7 To appoint Mr Mak Swee Wah as Director pursuant to Article 89 of the Company's Articles of Association.

8 To appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

9 To approve payment of Directors' fees of $620,000.00 for the year ended 31 March 2008. (FY2006-07: $650,152.00)

Special business

Ordinary resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

10 That authority be and is hereby given to the Directors of the Company to:

a) i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

ii) any subsequent bonus issue, consolidation or subdivision of shares;

3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

11 That the Directors be and are hereby authorised to:

a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan (**"Share Option Plan"**) and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan (**"Performance Share Plan"**) and/or the SATS Restricted Share Plan (**"Restricted Share Plan"**) (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the **"Share Plans"**); and

b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued ordinary shares (excluding treasury shares) in the capital of the Company from time to time.

12 That:

a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual (**"Chapter 9"**) of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 13 June 2008 (the **"Letter to Shareholders"**) with any party who is of the class of interested persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

b) the approval given in paragraph (a) above (the **"IPT Mandate"**) shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

13 To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 35th Annual General Meeting of the Company to be held on 24 July 2008, the Transfer Books and Register of Members of the Company will be closed on 1 August 2008 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 31 July 2008 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 31 July 2008 will be entitled to the proposed final dividend.

The final dividend if approved by shareholders, will be paid on 13 August 2008.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 13th day of June 2008
Singapore

Notice of Annual General Meeting

Explanatory notes

1 In relation to Ordinary Resolution Nos. 3 and 4, Mr Khaw Kheng Joo and Mr Edmund Cheng Wai Wing will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08 for more information relating to Mr Khaw and Mr Cheng. Mr Khaw and Mr Cheng are considered by the Nominating Committee to be independent Directors.

2 In relation to Ordinary Resolution Nos. 5 and 6, Dr Rajiv Behari Lall and Mr David Zalmon Baffsky were appointed as Directors on 5 May 2008 and 15 May 2008 respectively. Pursuant to Article 90 of the Company's Articles of Association, they will hold office only until the Annual General Meeting and are eligible and are standing for re-election. Dr Lall and Mr Baffsky are considered by the Nominating Committee to be independent Directors. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08 for more information relating to Dr Lall and Mr Baffsky.

3 In relation to Ordinary Resolution No. 7, please refer to the section on "**Board of Directors**" in the SATS Annual Report for FY2007-08 for more information relating to Mr Mak Swee Wah. The Nominating Committee considers Mr Mak to be a non-independent Director.

4 Ordinary Resolution No. 9 is to approve the payment of Directors' fees of S$620,000.00 (FY2006-07: S$650,152.00) for the year ended 31 March 2008, for services rendered by Directors on the Board as well as on various Board Committees. The formula for computation of the said Directors' fees is set out in the section on "**Corporate Governance Report**" in the SATS Annual Report for FY2007-08.

5 Ordinary Resolution No. 10, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 10 percent for issues other than on a *pro rata* basis. The 10 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

6 Ordinary Resolution No. 11, if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The modified SATS Employee Share Option Plan was adopted at the Extraordinary General Meeting of the Company held on 7 July 2001 and has been amended from time to time. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006.

7 Ordinary Resolution No. 12 is to renew the mandate to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with certain classes of interested persons as described in the Appendix to the Letter to Shareholders. The authority will, unless revoked or varied by the Company in General Meeting, continue in force until the conclusion of the next Annual General Meeting of the Company. Please refer to the Letter to Shareholders for more details.

Notes

1 A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not less than 48 hours before the time appointed for the Meeting.

sats
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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

LETTER TO SHAREHOLDERS

Board of Directors	**Registered Office**
Mr Edmund Cheng Wai Wing	SATS Inflight Catering Centre 1
Mr Chew Choon Seng	20 Airport Boulevard
Mr David Zalmon Baffsky	Singapore 819659
Mr Khaw Kheng Joo	
Dr Rajiv Behari Lall	
Mr Ng Kee Choe	
Dr Ow Chin Hock	
Mr Keith Tay Ah Kee	
Mr Yeo Chee Tong	

13 June 2008

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam,

THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

1.1 **Notice of 2008 AGM.** We refer to:

(a) the Notice of Annual General Meeting (the "**Notice**") of Singapore Airport Terminal Services Limited (the "**Company**") dated 13 June 2008, accompanying the Summary Financial Report 2007/2008, convening the 35th Annual General Meeting of the Company to be held on 24 July 2008 (the "**2008 AGM**"); and

(b) Ordinary Resolution No. 12 proposed in the Notice.

1.2 **Letter to Shareholders.** The purpose of this Letter is to provide shareholders with information relating to Ordinary Resolution No. 12 proposed in the Notice.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the Extraordinary General Meeting of the Company held on 26 July 2007 (the "**2007 EGM**"), shareholders approved, *inter alia*, the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited) (the "**EAR Group**") to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in Appendix 1 to the Company's Circular to Shareholders dated 14 June 2007 and Ordinary Resolution 1 as set out in the Notice of the 2007 EGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the 2008 AGM which is scheduled to be held on 24 July 2008.

2.2 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the 2008 AGM to take effect until the next Annual General Meeting, being the 36th Annual General Meeting of the Company. There is no change to the terms of the IPT Mandate which is proposed to be renewed, that is, there is no change to the Interested Persons (as defined in the IPT Mandate), the Interested Person Transactions (as defined in the IPT Mandate), and the review procedures for Interested Person Transactions subject to the IPT Mandate.

2.3 **Appendix.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix to this Letter.

2.4 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Mr Keith Tay Ah Kee, Mr Ng Kee Choe and Dr Ow Chin Hock, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2007 EGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

3.1 **Directors' Interests in Shares.** The interests of the Directors in the ordinary shares in the capital of the Company (**"Shares"**) as recorded in the Register of Directors' Shareholdings as at 16 May 2008, being the latest practicable date prior to the printing of this Letter (the **"Latest Practicable Date"**), are set out below:

	Direct Interest		Deemed Interest(1)		Number of Shares comprised in outstanding options/awards
Director	**Number of Shares**	**%(2)**	**Number of Shares**	**%(2)**	
Mr Edmund Cheng Wai Wing	—	—	—	—	—
Mr Chew Choon Seng	10,000	0.0009	—	—	—
Mr David Zalmon Baffsky	—	—	—	—	—
Mr Khaw Kheng Joo	—	—	—	—	—
Dr Rajiv Behari Lall	—	—	—	—	—
Mr Ng Kee Choe	11,000	0.0010	—	—	—
Dr Ow Chin Hock	—	—	—	—	—
Mr Keith Tay Ah Kee	35,000	0.0033	—	—	—
Mr Yeo Chee Tong	—	—	—	—	—

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50.

(2) Based on 1,076,518,980 Shares in issue as at the Latest Practicable Date.

3.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholders	Direct Interest Number of Shares	%[2]	Deemed Interest[1] Number of Shares	%[2]	Total Interest Number of Shares	%[2]
Singapore Airlines Limited	870,000,000	80.82	—	—	870,000,000	80.82
Temasek Holdings (Private) Limited	—	—	870,040,000	80.82	870,040,000	80.82

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50.

(2) Based on 1,076,518,980 Shares in issue as at the Latest Practicable Date.

3.3 **Abstention from Voting.** Mr Chew Choon Seng (being an employee of Singapore Airlines Limited) will abstain from voting his Shares, if any, at the 2008 AGM in respect of Ordinary Resolution No. 12, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate. He will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Ordinary Resolution No. 12 unless that shareholder appointing him indicates clearly how votes are to be cast in respect of Ordinary Resolution No. 12.

Temasek Holdings (Private) Limited and its associates (which include Singapore Airlines Limited and its associates), being Interested Persons, will also abstain from voting their Shares, if any, in respect of Ordinary Resolution No. 12.

4. DIRECTORS' RECOMMENDATION

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Mr Edmund Cheng Wai Wing, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo, Dr Rajiv Behari Lall, Mr Ng Kee Choe, Dr Ow Chin Hock, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of the Appendix to this Letter) and those Interested Persons (as described in paragraph 2.3 of the Appendix to this Letter) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of the Appendix to this Letter, the Independent Directors recommend that shareholders vote in favour of Ordinary Resolution No. 12 proposed in the Notice, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate at the 2008 AGM.

5. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at SATS Inflight Catering Centre 1, 20 Airport Boulevard, Singapore 819659 during normal business hours from the date of this Letter up to the date of the 2008 AGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2008;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2007 Circular.

6. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Letter are fair and accurate and that there are no material facts the omission of which would make any statement in this Letter misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Mr Edmund Cheng Wai Wing
Chairman

APPENDIX

THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2008, the consolidated NTA of the SATS Group was approximately S$1,278.1 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2009 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$63.9 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his

immediate family or controlling shareholder/his immediate family has an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the total number of issued shares in the company excluding treasury shares (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:

  (i) the listed company;

  (ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

  (iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the 35th Annual General Meeting of the Company to be held on 24 July 2008, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia*, air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and

pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression **"known vendors"** refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms

quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to **"counterparties"** include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "**same Interested Person**" shall bear the meaning set out in Clause 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))	Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-May-2008 18:00:10
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 704(11) of the SGX-ST Listing Manual
Description	As requested by Rule 704(11) of the Listing Manual of the SGX-ST, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its principal subsidiaries, whi is a relative of a director or the chief executive officer or substantial shareholder of the Company.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-May-2008 18:26:25
Announcement No.	00166

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for April 2008
Description	
Attachments:	SATS_OperatingData_Apr2008.pdf Total size = **18K** (2048K size limit recommended)

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This is the SATS operating data for April 2008:

	April 2008	April 2007	% change
Unit Services Handled ('000)	6.91	6.71	+ 3.0
Flights Handled ('000)	7.29	7.05	+ 3.3
Cargo/Mail Processed ('000 tonnes)	131.83	126.08	+ 4.6
Passengers Handled ('M)	2.58	2.45	+ 5.1
Unit Meals Produced ('M)	1.71	1.65	+ 3.9
Gross Meals Produced ('M)	2.14	2.06	+ 3.6

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Following the same trend as the past two months, all operating indices in April 2008 recorded healthy growth over the corresponding period last year.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-May-2008 18:19:40
Announcement No.	00161

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Appoints New Director
Description	
Attachments:	PressRelease_Appt_of_DavidBaffsky.pdf Total size = **20K** (2048K size limit recommended)

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Media Release May/08

SATS APPOINTS NEW DIRECTOR

Singapore, 15 May 2008 – Singapore Airport Terminal Services Limited (SATS) announces today the appointment of Mr David Zalmon Baffsky as a non-executive independent Director of the Company.

Mr Baffsky, 66, an Australian, is the Honorary Chairman of Accor Asia Pacific since February 2008. Prior to that, he was Executive Chairman of the company, a position he has held since 1993. Accor Asia Pacific is a hotel management company with 336 hotels in its network currently and is part of the Paris-based, major global hotel group, Accor.

Mr Baffsky is concurrently a director and the founder of Tourism Assets Holdings Limited which pioneered the development of the Novotel/Ibis Hotel complex at Homebush Bay, the site of the Sydney 2000 Olympic Games, and at Darling Harbour Sydney.

From 1986 to 1993, Mr Baffsky was Chairman of Citistate Corporation Limited, an Australian public listed company in property development and corporate investment. He was also a director of Club Mediterranée (Australia) Pty Ltd from 1985 to August 2000 and was responsible for the development of the first Club Med in Australia at Lindeman Island.

Mr Baffsky has served on the Singapore Tourism Board and other major government and industry bodies in the Asia Pacific region. He was a founding Director and now a Life Member of the Australian Tourism Task Force.

In 2001, Mr Baffsky was made an Officer in the General Division of the Order of Australia (AO) for his "service to tourism, particularly in relation to industry development, service provision and employment generation, and to the community through medical research, humanitarian relief and social welfare organisations". In 2003, he was awarded the Centenary Medal for "Service to Australian Society through Business Indigenous Affairs and the Arts" and was also named "Asia Pacific Hotelier of the Year" by Jones Lang and LaSalle.

Mr Baffsky graduated from the University of Sydney's law school in 1966.

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More details on Mr Baffsky can be obtained in a separate announcement issued today by SATS via SGXNet that relates to his appointment.

– End –

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Charis Lee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9273 7553 (after office hours)
Fax: (65) 6339 9578
Email: clee@gavinanderson.com.sg

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Announcement of Appointment of Independent Director *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-May-2008 18:14:08
Announcement No.	00158

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	15-05-2008
Name *	David Zalmon Baffsky
Age *	66
Country of principal residence *	Australia
Whether appointment is executive, and if so, area of responsibility *	No
Job Title	Honorary Chairman, Accor Asia Pacific
Working experience and occupation(s) during the past 10 years *	Executive Chairman, Accor Asia Pacific (from 1993 to 2008)
Shareholding * in the listed issuer and its subsidiaries *	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Please see attachment.
Present	Please see attachment.

>> Information required under Rule 704(7)(h)
Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive	• No

	for the winding up of that corporation on the ground of insolvency?	
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes	
Attachments:	David_Baffsky_Directorships.pdf Total size = **42K**

(2048K size limit recommended)

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MR DAVID ZALMON BAFFSKY'S PRESENT DIRECTORSHIPS

COMPANY NAME	COUNTRY OF INCORPORATION	POSITION	DATE APPOINTED
AAPC INDIA HOTEL MANAGEMENT PRIVATE LIMITED	INDIA	DIRECTOR	07/03/2005
AAPC LIMITED	AUSTRALIA	DIRECTOR	03/04/1992
AAPC (BBT) PTY LIMITED	AUSTRALIA	DIRECTOR	22/11/1995
AAPC (RS) PTY LIMITED	AUSTRALIA	DIRECTOR	11/07/1997
AAPC (RS) FINANCE PTY LIMITED	AUSTRALIA	DIRECTOR	11/07/1997
AAPC AUSTRALIA FRANCHISE PTY LIMITED	AUSTRALIA	DIRECTOR	09/11/1994
AAPC AUSTRALIA PTY. LIMITED	AUSTRALIA	DIRECTOR	29/04/1994
AAPC DEVELOPMENT SERVICES PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
AAPC DISTRIBUTION SERVICES PTY LIMITED	AUSTRALIA	DIRECTOR	28/06/1996
AAPC HOLDINGS PTY LIMITED	AUSTRALIA	DIRECTOR	10/11/1995
AAPC HOTELS PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
AAPC INTERNATIONAL PTY LIMITED	AUSTRALIA	DIRECTOR	18/04/1997
AAPC INVESTMENTS PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
AAPC JAPAN K.K	JAPAN	DIRECTOR	01/08/1999
AAPC MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA	DIRECTOR	24/07/2006
AAPC N.Z. PTY LIMITED	NEW ZEALAND	DIRECTOR	15/05/1992
AAPC PROPERTIES PTY LIMITED	AUSTRALIA	DIRECTOR	13/09/1994
AAPC PROPERTIES (F1) PTY LIMITED	AUSTRALIA	DIRECTOR	30/06/2000
AAPC PROPERTIES (QLD) PTY LIMITED	AUSTRALIA	DIRECTOR	06/11/2000
AAPC PROPERTIES (TW) PTY LIMITED	AUSTRALIA	DIRECTOR	21/10/2005
AAPC PROPERTIES (WA) PTY LIMITED	AUSTRALIA	DIRECTOR	30/06/2000
AAPC RESORTS PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
AAPC RESTAURANTS PTY LIMITED	AUSTRALIA	DIRECTOR	10/05/1994
ACCOR ECONOMY LODGING JAPAN K.K.	JAPAN	DIRECTOR	10/04/2001
ACCOR RESORTS MANAGEMENT PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
ACCOR SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA	DIRECTOR	10/07/2001

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COMPANY NAME	COUNTRY OF INCORPORATION	POSITION	DATE APPOINTED
ALL SEASONS PTY LIMITED	AUSTRALIA	DIRECTOR	10/03/2000
AUSTRALIA ASIA PACIFIC HOTELS LIMITED	AUSTRALIA	DIRECTOR	10/03/2000
GOOD HEALTH SOLUTIONS PTY LIMITED	AUSTRALIA	DIRECTOR	02/08/2002
INITIAL NOMINEES PTY. LTD.	AUSTRALIA	DIRECTOR	15/05/1992
MERIBELLE PTY LTD	AUSTRALIA	DIRECTOR	15/05/1992
NS MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA	DIRECTOR	28/06/2006
P.R.D. LA COSTA MANAGEMENT PTY. LTD.	AUSTRALIA	DIRECTOR	15/05/1992
QI AUSTRALIA PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
QP HOTELS PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
QP MANAGEMENT PTY LIMITED	AUSTRALIA	DIRECTOR	15/05/1992
RESORT HOTELS MANAGEMENT PTY. LIMITED	AUSTRALIA	DIRECTOR	29/04/1996
TOURISM ASSET HOLDINGS LIMITED	AUSTRALIA	DIRECTOR	28/12/1995

DAVIDSON TRAHAIRE HOLDING PTY LTD	AUSTRALIA	DIRECTOR	31/05/2002

REEF CORPORATE SERVICES LTD	AUSTRALIA	DIRECTOR	28/03/2006
TOURISM PROPERTY INVESTMENT GROUP PTY LIMITED	AUSTRALIA	DIRECTOR	21/10/2005
TPIG ECONOMY HOTELS PTY LIMITED	AUSTRALIA	DIRECTOR	21/10/2005
TPIG FINANCE PTY LIMITED	AUSTRALIA	DIRECTOR	21/10/2005
TPIG MELBOURNE PTY LIMITED	AUSTRALIA	DIRECTOR	21/10/2005

BESTCOAST PTY LIMITED	AUSTRALIA	DIRECTOR	22/12/2006
BILLABONG NANGUS PASTORAL CO PTY LTD	AUSTRALIA	DIRECTOR	04/12/1980
KATDAN INVESTMENTS PTY LTD	AUSTRALIA	DIRECTOR	24/06/1980
OURA SECURITIES PTY LTD	AUSTRALIA	DIRECTOR	17/05/2002
REGINALD JOYCE PTY LIMITED	AUSTRALIA	DIRECTOR	04/04/2005
SA (F1) PTY LIMITED	AUSTRALIA	DIRECTOR	19/02/2004

AAP HOTELS (MALAYSIA) SDN BHD	MALAYSIA	DIRECTOR	19/03/1997

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COMPANY NAME	COUNTRY OF INCORPORATION	POSITION	DATE APPOINTED
AAPC (PHILIPPINES) INC.	PHILIPPINES	DIRECTOR	20/10/1999
AAPC (THAILAND) LTD.	THAILAND	DIRECTOR	01/06/1999
AAPC ASIA PTE LTD.	SINGAPORE	DIRECTOR	25/07/1995
AAPC CLARKE QUAY HOTEL PTE. LTD.	SINGAPORE	DIRECTOR	16/05/2007
AAPC HONG KONG LIMITED	HONG KONG	DIRECTOR	03/06/1996
AAPC INVESTMENT HONG KONG LIMITED	HONG KONG	DIRECTOR	13/10/2005
AAPC PANQUEST LIMITED	BRITISH VIRGIN ISLANDS	DIRECTOR	07/03/1997
AAPC SINGAPORE PTE.LTD.	SINGAPORE	DIRECTOR	01/11/2006
ACCOR ASIA SA	BELGIUM	DIRECTOR	03/06/2002
INDOTEL LIMITED	SINGAPORE	DIRECTOR	09/05/1996
PT AAPC INDONESIA	INDONESIA	DIRECTOR	15/01/2006

ARIADNE AUSTRALIA LIMITED	AUSTRALIA	DIRECTOR	18/03/2008

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MR DAVID ZALMON BAFFSKY'S PAST DIRECTORSHIPS (FOR THE LAST FIVE YEARS)

COMPANY NAME	COUNTRY OF INCORPORATION	POSITION	DATE APPOINTED	DATE RESIGNED
BERIMELLE PTY LIMITED	AUSTRALIA	DIRECTOR	19/04/2006	20/11/2007
BUNDANON TRUST	AUSTRALIA	DIRECTOR	13/12/2000	31/12/2003
GW HOTEL GROUP PTY LIMITED	AUSTRALIA	DIRECTOR	23/03/2006	31/01/2007
KSW PROPERTIES PTY LIMITED	AUSTRALIA	DIRECTOR	19/04/2006	20/11/2007
M & S HOLDINGS PTY LTD	AUSTRALIA	DIRECTOR	17/11/1970	29/11/2003
NARON NOMINEES PTY LTD	AUSTRALIA	DIRECTOR	26/06/2000	17/08/2006
PROSTATE CANCER FOUNDATION OF AUSTRALIA LIMITED	AUSTRALIA	DIRECTOR	05/08/1999	25/09/2003
RECREATIONAL TOURISM PTY LIMITED	AUSTRALIA	DIRECTOR	11/03/2003	03/09/2003
RHOSAI PTY LIMITED	AUSTRALIA	DIRECTOR	23/09/2004	09/10/2005
ST LEONARDS HOTEL & CONFERENCE CENTRE PTY LIMITED	AUSTRALIA	DIRECTOR	14/09/1994	01/10/2003
SYDNEY GRAMMAR SCHOOL FOUNDATION LTD	AUSTRALIA	DIRECTOR	29/09/1998	28/10/2004
TAHL LANGLEY PTY LIMITED	AUSTRALIA	DIRECTOR	29/04/2004	09/09/2004
TOURISM PROPERTY INVESTMENT GROUP PTY LIMITED	AUSTRALIA	DIRECTOR	26/09/2003	22/12/2003
TOWNSVILLE HOTEL PTY LIMITED	AUSTRALIA	DIRECTOR	16/03/1995	01/10/2003
WOLLONGONG PROPERTY INVESTMENTS PTY LIMITED	AUSTRALIA	DIRECTOR	26/06/2003	31/05/2005

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	09-May-2008 15:24:13
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Question and Answer Session at FY2007-08 Results Briefing for Analysts and Media
Description	
Attachments:	FY0708ResultsBriefing_QuestionandAnswer.pdf Total size = **25K** (2048K size limit recommended)

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QUESTION AND ANSWER SESSION AT SATS FY2007-08 RESULTS BRIEFING FOR ANALYSTS & MEDIA ON 9 MAY 2008 AT 10AM

1. **When will catering supplier contracts be renewed and what impact will this have?**
   - We are not in a position to discuss specific supplier contracts. Our mention of supplier contracts are meant to provide guidance on increasing food costs due to inflation and increased food volumes.
   - The food supply contract renewals will happen at different periods over the next 12 months. We continue to look in the area of procurement to find ways to mitigate the increase in food costs.

2. **What percentage increase in terms of food costs are you expecting?**
   - This is a rather dynamic process and it would be difficult to provide a specific figure.

3. **Can you explain what you meant by higher yield meals?**
   - This relates to getting higher revenues per meal, such as for business and first class meals.

4. **What is the situation of the ground handling sector in Singapore, versus the rest of the region? Is there a lot of discounting?**
   - Margins squeeze have been ongoing for a few years.
   - We have kept our market share and our performance has been reasonable.

5. **Can you explain your rationale for the new dividend policy?**
   - The review of our capital structure should not be taken in isolation, but has to be viewed as a whole, taking into consideration the implications of our strategic direction going forwards.
   - The easiest thing for management to do is to return cash but it is our motivation to find the best returns for our shareholders.

6. **What is the optimum leverage level for you?**
   - We will consider leverage on a case-by-case basis depending on the individual merits of a transaction.
   - But the total leverage of the Company has to be optimal, not just going by individual deals.

7. **What is the status of your new JV in Bangalore?**
   - Our JV is ready to commence operations in the new Bangalore airport. The delay in the opening of this new airport will have marginal impact on our JV.

8. **What about Hyderabad?**

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

sats

- The opening of the Hyderabad took place on 23 March 2008 and our operations have stabilised.

9. As the new CEO, what are the things you like about SATS and what are things that you would like to change?

- I have reviewed the market and where we intend to grow.
- The long-term view of the market is a growth story albeit challenges ahead and it is tied to the state of the economy, GDP growth and air traffic growth and we are ready to ride on these factors.
- Besides operational improvements, we are also looking at the strategic direction of the Company and will elaborate further on our plans shortly.
- By and large, this is an exciting time for me.

10. Is there an affiliation between CAI and SATS, such that SATS will collaborate with CAI as the latter expands overseas?

- There is no formal collaboration between SATS and CAI. We will have to review the criteria for selecting a location before deciding whether to proceed. Of course, where possible, we will be happy to partner with CAI.

11. How do you see the expansion of the LCC market and what impact does this have on SATS?

- The LCCs are an important part of aviation growth and SATS is assessing the potential of this sector.

12. The opening of Hyderabad has not been smooth. How has this affected SATS?

- Although the opening of the Hyderabad airport was delayed, this had no impact on our ground handling operations.
- In terms of ground handling, come 1 January 2009, the policy is that domestic airlines can no longer self-handle. They will have to work with one of the two official ground handlers, including SATS-AI.
- We will ride this wave with our JV partner and the positive point to note is that a number of international carriers have already signed up with SATS-AI.

13. What is the amount of the bonus payout now that you have de-linked your payout policy from SIA?

- We are unable share this with you at this point in time as our staff has not been briefed till later this afternoon.

14. AAT built a new cargo terminal in December 2006. We saw costs increase but no corresponding revenue impact. Why?

- AAT continues to contribute to SATS' earnings. As expected, the new terminal is facing downside pressure in the initial period as utilisation has not reached optimum levels. However, we see this as an investment for the future and we find this a necessary measure to capture the air cargo growth going forward.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

15. What is your IRR for the various JVs?
- Our average ROI for these JVs has been around 14%. Total revenue for SATS and its network is S$1.7 billion. PAT margin of the entire network hovers between 15% to 17%. We have to be in China and the rest of the region as these are the high growth markets.
- The ROI for individual JVs varies. Looking at the region as a whole, Taiwan, Philippines, Indonesia are all weaker economies. However, in China, our JVs can look forward to the Beijing Olympics and we have the new Terminal 3 operations and a new kitchen and we are expanding into eight other airports.

16. Should the 77% dividend ratio be taken as a new benchmark going forward?
- We will review our capital structure and determine if we need to have additional investments going forward that may change our cash position. So the current payout ration is not a fixed benchmark.

17. Are you getting higher value meals? Is this the trend going forward?
- In general, we are happy to generate more high value meals. But this is a question for the airlines to answer. Every airline is different. The meal cycle change for every flight and airline is different and there is no consolidated view to determine a trend at this point.

18. Are airlines asking for better terms from the catering side?
- This is not something new to us, and we continue to look at ways to collaborate with our customers.

19. Can you give an update on local competition?
- We will continue to weather the competition. We are confident that we can manage the competition if we keep to our fundamentals of focussing on customers and our performance.

20. What is the your capital expenditure guidance for T3?
- Our view is that the historical trend will continue.

21. What impact will the new bonus policy have on wage costs?
- Wage level of FY2007-08 is more reflective of where we are as a company. This year, the collar has been removed. So the current bonus is more reflective of the current performance of the company.
- The impact of staff costs is due to salary increment, increase in employer CPF contribution and additional headcount for Terminal 3 operations.

22. Q4 results look better than last year's. What is your take on next year's Q1 results?
- Revenue growth was on the back of higher business volumes.
- In view of the current economic climate, we don't expect strong growth in passenger loads like before but our airline customers are expected to increase their fleet size which would mean more flights.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

- In Singapore, there are exciting activities such as the F1 and the integrated resorts and there are reasons for CAAS to expect increase passenger throughput. Hence, the long-term view of the market must be a good one for SATS.

23. Are you going into a net debt situation?

- We have to look at the implications of our new strategic direction. We take a longer view of business and aim to reach the ideal debt position. We understand shareholders' expectations and as such have increased our dividend policy.

24. What is the ideal capital structure?

- We gathered from the views of several investment banks that SATS' implied credit rating is an A or BBB+ and we could possibly go up to 25% to 40% net debt over book value and still maintain the same credit rating given that our WACC curve is quite flat.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	09-May-2008 06:56:00
Announcement No.	00004

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-03-2008

Attachments:

- SATS_PressRelease_FY200708.pdf
- SATS_4QFY0708.pdf
- Presentation_FY0708Results.pdf

Total size = **981K**
(2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

No. 04/08 9 May 2008

SATS' NET PROFIT GREW 9.4% TO $195M

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)		FY2007-08 (Apr 07 - Mar 08)	Year-on-Year change (%)	4Q FY2007-08 (Jan - Mar 08)	Year-on-Year change (%)
• Operating revenue		958.0	+ 1.3	243.6	+ 4.2
• Operating profit		174.3	+ 13.8	33.8	+ 241.4
• Share of profits of associated companies		44.7	- 14.2	5.4	- 32.5
• Profit attributable to equity holders		194.9	+ 9.4	48.1	+ 76.8
• Earnings per share (cents)	- basic	18.2	+ 7.1	4.5	+ 73.1
	- diluted	17.9	+ 5.9	4.4	+ 69.2
• Dividend per share (cents)		14.0	+ 40.0		

GROUP EARNINGS

FY2007-08 (April 2007 - March 2008)

The Group's operating revenue grew 1.3% (+$12.3million) to $958 million from higher business volumes, which were partially offset by revenue loss arising from suspension of flights by some clients and pressure on margins.

Operating expenditure eased 1.1% (-$8.8 million) to $783.7 million from lower provisions for employee bonus as a result of the de-linking of the Profit Sharing Bonus from SIA. However, the lower bonus provisions were partially offset by increases in check-in counter rentals, staff costs and raw material costs. Staff costs increased as a result of the capacity build-up for Changi Airport Terminal 3 operations.

Note: The SATS Group's audited results for the fourth quarter and full year ended 31 March 2008 were announced on 9 May 2008. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

The Group's operating profit rose 13.8% (+$21.1 million) to $174.3 million, compared to $153.2 million in the previous year while operating margin rose 2% points to 18.2%.

Profit contribution from associated companies fell 14.2% (-$7.4 million) to $44.7 million mainly because of higher operating costs incurred for new capacity. Asia Airfreight Terminal's second cargo terminal, which opened in December 2006, is not operating at optimal loads while our Beijing ground handling JV has added capacity on the opening of the new Terminal 3. New minimum wage rules implemented by the Chinese government have also added to the increases in staff costs. Overall, associated companies contributed to 19.3% of the Group's profit before exceptional item, compared to 23.7% in the previous year.

Profit before exceptional item rose 5.3% (+$11.6 million) to $231.4 million. Including the exceptional gain of $17.3 million arising from the sale of SATS Express Courier Centre 2 (ECC2) in January 2008, the Group's profit before tax increased by 13.1% (+$28.9 million) to $248.7 million. Net profit attributable to equity holders improved 9.4% (+$16.7 million) to $194.9 million, delivering a 7.1% growth in earnings per share to 18.2 cents.

4Q FY2007-08 (January - March 2008)

Fourth quarter's operating revenue increased 4.2% (+$9.9 million) to $243.6 million. Expenditure decreased 6.3% (-$14.0 million) to $209.8 million from lower employee bonus provisions, which were partially offset by increases in staff costs and check-in counter rentals.

As a result, the Group's operating profit improved by 241.4% (+$23.9 million) to $33.8 million, compared to $9.9 million in the same quarter last year.

Profit contribution from associated companies declined 32.5% (-$2.6 million) to $5.4 million, mainly from the addition of new capacity in Beijing and weaker economics in Taiwan.

Profit before exceptional item rose 92.6% (+$20.0 million) to $41.6 million. Including the exceptional gain from the sale of ECC2, profit before tax rose 172.7% (+$37.3 million) to $58.9 million and profit attributable to equity holders increased 76.8% (+$20.9 million) to $48.1 million.

GROUP FINANCIAL POSITION (as at 31 March 2008)

The Group's total equity rose 5.3% (+$69.8 million) to $1,387.9 million, compared to $1,318.1 million as at 31 March 2007. The increase came from higher profits and share options exercised but was partially offset by dividend payment.

Net asset value per share was $1.29, an increase of 5 cents or 4.0% compared to 31 March 2007.

Total assets grew 2.5% or $45.3 million to $1,849.5 million.

Debt equity ratio of the Group remained at 0.15.

GROUP OPERATING PERFORMANCE

In FY2007-08, business volumes recorded healthy growth compared to the last financial year.

	FY2007-08	FY2006-07	% change
Passengers handled ('M)	31.65	29.26	+ 8.2
Meals produced ('M)	25.72	24.74	+ 4.0
Flights handled ('000)	85.95	84.52	+ 1.7
Cargo/mail processed ('000 tonnes)	1,573.26	1,547.00	+ 1.7

	4Q FY2007-08	4Q FY2006-07	% change
Passengers handled ('M)	7.89	7.24	+ 9.1
Meals produced ('M)	6.52	6.19	+ 5.4
Flights handled ('000)	21.59	21.08	+ 2.4
Cargo/mail processed ('000 tonnes)	385.34	367.67	+ 4.8

CAPITAL STRUCTURE & DIVIDENDS

The Board has reviewed the Company's capital structure. By adopting a higher dividend payout policy, the Company would be able to move towards a more efficient capital structure, while at the same time retaining the flexibility to pursue appropriate investments as and when such opportunities arise. The Board will continue to regularly review the Company's capital structure in line with this objective.

Accordingly, the Board recommends a final ordinary dividend of 10 cents per share (tax-exempt one-tier) to be paid on 13 August 2008. With the interim ordinary dividend of 4 cents per share paid earlier on 29 November 2007, the total ordinary dividend for FY2007-08 will be 14 cents per share, compared to 10 cents per share last year. The total dividend payout for FY2007-08 is expected to be $150.8 million.

OUTLOOK

For FY2008-09, uncertainties in the global economy may dampen global air traffic growth. However, at the Singapore Hub, we are cautiously optimistic that there will be modest revenue growth as key customers continue to take delivery of new aircraft.

Our share of associated companies' profits is expected to improve moderately due to improvement plans as well as contributions from new joint ventures.

We will continue to deepen and strengthen our relationship with airline customers and place greater emphasis on product innovation and operational performance. We aim to become their first choice partner at all our network locations and will continue to expand this network.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 4Q and FY2007-08 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	FY2007-08	FY2006-07	4Q FY2007-08	4Q FY2006-07
Financial Results ($ million)				
Total revenue	958.0	945.7	243.6	233.7
Total expenditure	783.7	792.5	209.8	223.8
Operating profit	174.3	153.2	33.8	9.9
Share of profits from associated companies	44.7	52.1	5.4	8.0
Profit before tax and exceptional item	231.4	219.8	41.6	21.6
Exceptional item	17.3	-	17.3	-
Profit before tax	248.7	219.8	58.9	21.6
Profit attributable to equity holders	194.9	178.2	48.1	27.2
Per Share Data				
Earnings after tax (cents) - basic [R1]	18.2	17.0	4.5	2.6
- diluted [R2]	17.9	16.9	4.4	2.6
Return on turnover (%)	20.4	18.9	19.7	11.7
Economic Value Added	53.9	60.7	(1.6)	(6.5)

Financial Position ($ million)	As at 31 Mar 2008	As at 31 Mar 2007
Share capital	250.1	215.6
Revenue reserve	1,166.0	1,111.3
Foreign currency translation reserve	(54.2)	(31.2)
Share-based compensation reserve	16.8	13.0
Statutory reserve	5.9	5.6
Fair value reserve	(0.7)	(0.1)
Equity attributable to equity holders	1,383.9	1,314.2
Total assets	1,849.5	1,804.2
Total debt	208.0	202.8
Total debt equity ratio (times) [R3]	0.15	0.15
Net asset value per share ($) [R4]	1.29	1.24

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

AUDITED RESULTS FOR FINANCIAL YEAR ENDED 31 MARCH 2008

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the financial year ended 31 March 2008 (in $ million)

	THE GROUP			
	4th Quarter		Financial Year	
	2007-08	2006-07	2007-08	2006-07
REVENUE	243.6	233.7	958.0	945.7
EXPENDITURE				
Staff costs	(115.3)	(133.4)	(426.7)	(441.2)
Cost of raw materials	(22.3)	(19.8)	(86.4)	(81.7)
Licensing fees	(15.9)	(15.0)	(61.9)	(60.4)
Depreciation and amortisation charges	(14.7)	(15.8)	(59.2)	(65.7)
Company accommodation and utilities	(20.2)	(16.6)	(69.7)	(64.7)
Other costs	(21.4)	(23.2)	(79.8)	(78.8)
	(209.8)	(223.8)	(783.7)	(792.5)
OPERATING PROFIT	33.8	9.9	174.3	153.2
Interest on borrowings	(1.5)	(1.5)	(6.1)	(6.2)
Interest income	3.3	4.8	15.7	18.2
Dividend from long-term investment, gross	-	-	1.1	1.0
Amortisation of deferred income	0.3	0.3	1.4	1.4
Gain on disposal of property, plant and equipment	0.3	0.1	0.3	0.1
Share of profits of associated companies	5.4	8.0	44.7	52.1
PROFIT BEFORE EXCEPTIONAL ITEM	41.6	21.6	231.4	219.8
Exceptional item*	17.3	-	17.3	-
PROFIT BEFORE TAXATION	58.9	21.6	248.7	219.8
Taxation	(10.9)	(0.8)	(53.5)	(47.4)
Adjustment for reduction in Singapore statutory tax rate	-	6.6	-	6.6
PROFIT FOR THE PERIOD	48.0	27.4	195.2	179.0
Profit attributable to:				
Equity Holders of the Company	48.1	27.2	194.9	178.2
Minority Interests	(0.1)	0.2	0.3	0.8
	48.0	27.4	195.2	179.0

Notes :

(i) Profit after taxation is arrived at after crediting/(charging):

	4th Quarter 2007-08	4th Quarter 2006-07	Financial Year 2007-08	Financial Year 2006-07
Foreign exchange loss, net	(0.5)	(0.3)	(1.7)	(0.7)
Bad debts written off	-	-	(0.3)	-
Stocks written off	(0.1)	-	(0.1)	-
Adjustment for over provision of tax in respect of prior years	0.8	3.0	0.8	3.0

* Includes gain on sale of Express Courier Centre 2 building

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

BALANCE SHEETS At 31 March 2008 (in $ million)

	THE GROUP		THE COMPANY	
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Share capital	250.1	215.6	250.1	215.6
Reserves				
Revenue reserve	1,166.0	1,111.3	914.1	895.8
Share-based compensation reserve	16.8	13.0	16.8	13.0
Statutory reserve	5.9	5.6	-	-
Foreign currency translation reserve	(54.2)	(31.2)	-	-
Fair value reserve	(0.7)	(0.1)	(0.7)	(0.1)
Equity attributable to equity holders of the company	1,383.9	1,314.2	1,180.3	1,124.3
Minority interests	4.0	3.9	-	-
Total equity	1,387.9	1,318.1	1,180.3	1,124.3
Deferred taxation	47.9	53.5	30.9	32.7
Finance lease	3.8	-	-	-
Notes payable	200.0	200.0	200.0	200.0
Term loans	3.4	2.5	-	-
Deferred income	22.8	24.6	22.8	24.6
	1,665.8	1,598.7	1,434.0	1,381.6
Represented by:-				
Property, plant and equipment				
Leasehold land and buildings	451.1	476.1	-	-
Progress payments	5.5	5.3	0.7	0.6
Others	108.2	119.0	0.5	0.7
	564.8	600.4	1.2	1.3
Investment properties	-	21.3	434.5	480.8
Other non-current assets	8.2	-	8.2	-
Subsidiary companies	-	-	43.3	43.3
Associated companies	333.3	340.7	270.8	270.6
Loan to an associated company	1.2	2.0	1.2	2.0
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	7.5	9.9	0.5	0.5
Current assets				
Trade debtors	52.4	51.2	4.0	4.9
Other debtors	6.9	7.7	5.1	6.3
Prepayments	2.9	2.8	1.6	1.4
Related companies	184.2	398.4	106.6	331.8
Associated companies	0.4	0.7	0.4	0.7
Loan to an associated company	0.6	0.6	0.6	0.6
Inventories	13.9	12.2	0.3	0.2
Short-term non-equity investments	44.4	73.5	44.4	73.5
Fixed deposits	600.0	255.8	599.2	255.0
Cash and bank balances	20.9	19.1	13.0	14.7
	926.6	822.0	775.2	689.1
Less: **Current liabilities**				
Term loans	0.4	0.3	-	-
Trade creditors	117.8	150.2	19.3	24.1
Other creditors	9.0	5.9	1.8	2.0
Finance leases – current	0.4	-	-	-
Related companies	-	-	69.3	73.2
Provision for taxation	56.1	49.1	18.4	14.6
	183.7	205.5	108.8	113.9
Net current assets	742.9	616.5	666.4	575.2
	1,665.8	1,598.7	1,434.0	1,381.6

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.03.2008		As at 31.03.2007	
Secured *	Unsecured	Secured *	Unsecured
0.4	0.4	0.2	0.1

Amount repayable after one year

As at 31.03.2008		As at 31.03.2007	
Secured *	Unsecured	Secured *	Unsecured
3.8	203.4	-	202.5

Details of any collateral

* Secured by machineries belong to subsidiary, M/s Country Foods Pte Ltd and M/s SATS Airport Services Pte Ltd.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASH FLOW STATEMENTS
for Financial Year ended 31 March 2008 (in $ million)

	The Group	
	2007-08	**2006-07**
Cash flows from operating activities		
Profit before taxation	248.7	219.8
Adjustments for:		
Interest income	(15.7)	(18.2)
Interest on borrowings	6.1	6.2
Dividend from long-term investment	(1.1)	(1.0)
Depreciation and amortisation expenses	59.2	65.7
Effects of exchange rate changes	0.5	0.2
Gain on disposal of property, plant and equipment	(0.3)	(0.1)
Gain on disposal of investment property	(17.3)	-
Share of profits of associated companies	(44.7)	(52.1)
Share-based payment expense	7.8	6.6
Amortisation of deferred income	(1.4)	(1.4)
Operating profit before working capital changes	241.8	225.7
Increase in debtors	(0.5)	(6.7)
(Increase)/decrease in prepayments	(0.1)	0.1
(Increase)/decrease in inventories	(1.7)	1.0
Increase in amounts owing by related companies	(9.3)	(4.7)
(Decrease)/increase in creditors	(30.5)	42.2
Decrease/(increase) in amounts due from associated companies	0.3	(0.3)
Cash generated from operations	200.0	257.3
Interest paid to third parties	(6.1)	(6.2)
Income taxes paid	(38.7)	(48.8)
Net cash provided by operating activities	155.2	202.3
Cash flows from investing activities		
Capital expenditure	(15.1)	(12.8)
Repayment of loan from associated company	0.8	0.6
Dividends from associated companies	15.6	14.6
Proceeds from disposal of property, plant and equipment	0.3	0.2
Proceeds from disposal of investment property	38.0	-
Interest received from deposits	16.2	18.7
Sale/(purchase) in short-term non-equity investments	28.5	(24.6)
Capital expenditure for setting up associated companies	(8.2)	-
Dividend from long-term investment	1.1	1.0
Net cash provided by/(used in) investing activities	77.2	(2.3)
Cash flows from financing activities		
Repayment of term loans	(0.3)	(1.9)
Proceeds from term loans	1.3	-
Repayment of finance leases	(0.1)	-
Proceeds from exercise of share options	30.6	32.4
Dividends paid	(140.0)	(83.9)
Dividends paid by subsidiary companies to minority interests	(0.2)	(0.2)
Bank charges on sale and lease back arrangement	(0.4)	(0.2)
Net cash used in financing activities	(109.1)	(53.8)
Net increase in cash and cash equivalents	123.3	146.2
Effects of exchange rate changes	(0.5)	(0.2)
Cash and cash equivalents at beginning of financial year	577.5	431.5
Cash and cash equivalents at end of financial year	700.3	577.5

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the financial year ended 31 March 2008 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 1 April 2007	215.6	1,111.3	13.0	(0.1)	5.6	(31.2)	1,314.2	3.9	1,318.1
Transfer to statutory reserve	-	(0.3)	-	-	0.3	-	-	-	-
Net fair value changes on financial assets	-	-	-	(0.6)	-	-	(0.6)	-	(0.6)
Foreign currency translation	-	-	-	-	-	(23.0)	(23.0)	-	(23.0)
Net income and expense not recognised in the profit and loss accounts	-	(0.3)	-	(0.6)	0.3	(23.0)	(23.6)	-	(23.6)
Profit for the financial year	-	194.9	-	-	-	-	194.9	0.3	195.2
Net income and expense recognised for the financial year	-	194.6	-	(0.6)	0.3	(23.0)	171.3	0.3	171.6
Share-based payment	-	-	7.8	-	-	-	7.8	-	7.8
Share options exercised and lapsed	34.5	0.1	(4.0)	-	-	-	30.6	-	30.6
Dividends, net	-	(140.0)	-	-	-	-	(140.0)	(0.2)	(140.2)
Balance at 31 March 2008	250.1	1,166.0	16.8	(0.7)	5.9	(54.2)	1,383.9	4.0	1,387.9
Balance at 1 April 2006	179.8	1,018.2	10.0	(0.1)	4.1	(9.5)	1,202.5	3.3	1,205.8
Transfer to statutory reserve	-	(1.5)	-	-	1.5	-	-	-	-
Foreign currency translation	-	-	-	-	-	(21.7)	(21.7)	-	(21.7)
Net income and expense not recognised in the profit and loss accounts	-	(1.5)	-	-	1.5	(21.7)	(21.7)	-	(21.7)
Profit for the financial year	-	178.2	-	-	-	-	178.2	0.8	179.0
Net income and expense recognised for the financial year	-	176.7	-	-	1.5	(21.7)	156.5	0.8	157.3
Share-based payment	-	-	6.6	-	-	-	6.6	-	6.6
Share options exercised and lapsed	35.8	0.3	(3.6)	-	-	-	32.5	-	32.5
Dividends, net	-	(83.9)	-	-	-	-	(83.9)	(0.2)	(84.1)
Balance at 31 March 2007	215.6	1,111.3	13.0	(0.1)	5.6	(31.2)	1,314.2	3.9	1,318.1

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the financial year ended 31 March 2008 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 1 April 2007	215.6	895.8	13.0	(0.1)	1,124.3
Net fair value changes on financial assets	-	-	-	(0.6)	(0.6)
Profit for the financial year	-	158.2	-	-	158.2
Share-based payment	-	-	7.8	-	7.8
Share options exercised and lapsed	34.5	0.1	(4.0)	-	30.6
Dividends, net	-	(140.0)	-	-	(140.0)
Balance at 31 March 2008	250.1	914.1	16.8	(0.7)	1,180.3
Balance at 1 April 2006	179.8	760.5	10.0	(0.1)	950.2
Profit for the financial year	-	218.9	-	-	218.9
Share-based payment	-	-	6.6	-	6.6
Share options exercised and lapsed	35.8	0.3	(3.6)	-	32.5
Dividends, net	-	(83.9)	-	-	(83.9)
Balance at 31 March 2007	215.6	895.8	13.0	(0.1)	1,124.3

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 31 March 2008, the number of share options of the Company outstanding was 55,873,275 (31 March 2007: 57,508,655).

During the period April 2007 to March 2008, 14,710,060 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the financial year 2007-08 is as follows:

Date of Grant	Balance at 1.04.2007/ Date of grant*	Lapsed	Exercised	Not Accepted	Balance at 31.03.2008	Exercise price #	Expiry date
28.3.2000	9,712,500	(205,800)	(3,912,500)	-	5,594,200	S$2.15	27.3.2010
3.7.2000	3,215,550	(110,400)	(1,010,500)	-	2,094,650	S$1.75	2.7.2010
2.7.2001	928,300	(84,400)	(152,000)	-	691,900	S$1.19	1.7.2011
1.7.2002	2,243,750	(33,800)	(749,850)	-	1,460,100	S$1.55	30.6.2012
1.7.2003	2,226,305	(8,500)	(721,105)	-	1,496,700	S$1.42	30.6.2013
1.7.2004	9,053,300	(42,180)	(3,781,920)	-	5,229,200	S$2.04	30.6.2014
1.7.2005	15,390,850	(149,900)	(4,368,000)	-	10,872,950	S$2.22	30.6.2015
3.7.2006	14,738,100	(228,940)	(14,185)	-	14,494,975	S$2.05	2.7.2016
2.7.2007	14,201,500	(154,400)	-	(108,500)	13,938,600	S$3.01	1.7.2017
	71,710,155	(1,018,320)	(14,710,060)	(108,500)	55,873,275		

* For the most recent grant

\# Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

As at 31 March 2008, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 522,676 and 183,851.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares			
Date of grant	Balance at 01.04.2007/later date of grant	Adjustment #	Cancelled	Balance at 31.03.2008
RSP				
02.10.2006	182,030	2,666	(7,770)	176,926
27.07.2007	345,750	-	-	345,750
	527,780	2,666	(7,770)	522,676

	Number of Performance Shares			
Date of grant	Balance at 01.04.2007/later date of grant	Adjustment #	Cancelled	Balance at 31.03.2008
PSP				
02.10.2006	84,360	1,291	-	85,651
27.07.2007	98,200	-	-	98,200
	182,560	1,291	-	183,851

Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a revision in all outstanding restricted shares and performance shares under the Company's RSP and PSP respectively. The number of outstanding restricted shares and performance shares reflected here are after such adjustment.

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

See attached auditor's report.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial reporting period compared with the audited financial statements as at 31 March 2007 except for new Financial Reporting Standard (FRS) 40: Investment property, FRS 107, Financial Instruments: Disclosures and the amendments to FRS 1, Presentation of Financial Statements (Capital Disclosures).

FRS 40 came into effect for the Group in the financial year beginning 1 April 2007. The new standard requires the properties (land or a building, or part of a building, or both) held to earn rentals to be classified as "Investment properties". In adopting FRS 40, Investment properties of the Company and the Group are measured at cost less accumulated depreciation and impairment losses. Under the provision of FRS 40 and FRS 8 - Accounting Polices, Changes in Accounting Estimates and Errors, the change in accounting policy has resulted in the following accounts in the financial statements as at 31 March 2007 to be reclassified with no impact to the profit and loss account:

Increased/(decreased) by in $ million	The Group	The Company
Fixed assets	(21.3)	(480.8)
Investment properties	21.3	480.8

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	4th Quarter		Financial Year	
	2007-08	2006-07	2007-08	2006-07
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	4.5	2.6	18.2	17.0
(ii) Diluted **	4.4	2.6	17.9	16.9

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.03.2008	As at 31.03.2007	As at 31.03.2008	As at 31.03.2007
Net asset value per ordinary share (cents)	128.6	123.8	109.6	105.9

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for financial year ended 31 March 2008

Operating Profit and Net Profit

The Group's operating profit for FY2007-08 was $174.3 million, an increase of $21.1 million or 13.8% compared to $153.2 million in the preceding financial year. The Group's profit attributable to the shareholders increased 9.4% to $194.9 million, including a one-time gain of $15.5 million arising from the sale of Express Courier Centre 2 building in January 2008. Excluding the exceptional gain, the Group's profit attributable to the shareholders would have been $179.4 million, an increase of $1.2 million or 0.7% over last year.

Balance Sheet

Total equity of the Group stood at $1,387.9 million as at 31 March 2008, an increase of 5.3% from that as at 31 March 2007. The increase came from higher profits and share options exercised but was partially offset by dividend payment.

Cash Flow

The Group has a cash balance of $700.3 million as at 31 March 2008, an increase of $122.8 million compared to a year ago mainly from profits made during the year.

8(a)(ii) Detailed financial analysis for financial year ended 31 March 2008

Operating Revenue

The segmental revenue and its composition are summarised below:

	Financial Year				
	2007-08		2006-07		
	$Million	%	$Million	%	% Change
Inflight catering	430.9	45.0	409.7	43.2	+ 5.2
Ground handling	430.9	45.0	436.6	46.2	- 1.3
Security Services	47.0	4.9	49.7	5.3	- 5.4
Others #	49.2	5.1	49.7	5.3	- 1.0
Total	958.0	100.0	945.7	100.0	+ 1.3

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue grew 1.3% to $958 million from higher business volumes, which were partially offset by revenue loss arising from suspension of flights by some clients and pressure on margins.

Revenue from inflight catering increased 5.2% from $409.7 million to $430.9 million because of the increase in volume of inflight meals uplifted.

Revenue from ground handling, decreased 1.3% from $436.6 million to $430.9 million because of pressure on rates and the suspension of flights by some airline clients.

Revenue from aviation security services decreased 5.4% from $49.7 million to $47.0 million because of the pressure on rates and the cessation of hold-baggage screening contract in end August 2006.

Revenue from other services decreased 1.0% to $49.2 million.

Operating Expenditure

Total operating expenditure for the Group decreased 1.1% to $783.7 million in FY2007-08 mainly because of lower bonus provisions as a result of the de-linking of the Profit Sharing Bonus from SIA. The reduction was partially offset by increases in check-in counter rentals, staff costs and raw material costs. Staff costs increased as a result of the capacity build-up for Changi Airport Terminal 3 operations.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 14.2% from $52.1 million to $44.7 million for the financial year ended 31 March 2008. This was due to lower profits from our Hong Kong and Beijing associates.

Exceptional item

SATS Ltd sold Express Courier Centre 2 building (ECC2) to DHL in January 2008 for cash consideration of $38 million. This resulted in a gain of $17.3 million over net book value of the building (or $15.5 million after tax).

8(b) <u>Financial highlights for fourth quarter ended 31 March 2008</u>

Operating revenue increased 4.2% to $243.6 million. Operating expenditure decreased 6.3% to $209.8 million due to lower bonus provisions, which were partially offset by increases in staff costs and check-in counter rentals.

As a result of lower expenses, operating profit, at $33.8 million, was 241.4% higher.

Profit contribution from associated companies declined 32.5% to $5.4 million, mainly from the addition of new capacity in Beijing and weaker economics in Taiwan.

Profit before exceptional item rose 92.6% to $41.6 million. Including the exceptional gain from the sale of ECC2, profit before tax rose 172.7% to $58.9 million and profit attributable to equity holders increased 76.8% to $48.1 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2008-09

For FY2008-09, uncertainties in the global economy may dampen global air traffic growth. However, at the Singapore Hub, we are cautiously optimistic that there will be modest revenue growth as key customers continue to take delivery of new aircraft.

Our share of associated companies' profits is expected to improve moderately due to improvement plans as well as contributions from new joint ventures.

We will continue to deepen and strengthen our relationship with airline customers and place greater emphasis on product innovation and operational performance. We aim to become their first choice partner at all our network locations and will continue to expand this network.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	4 cents per ordinary share	10 cents per ordinary share
Tax rate	Tax exempt (one-tier)	Tax exempt (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim	Final	Special
Dividend type	Cash	Cash	Cash
Dividend amount per share	4 cents per ordinary share less tax	6 cents per ordinary share less tax	5 cents per ordinary share less tax
Tax rate	20%	18%	18%

(c) Date Payable

The final dividend, if approved by Shareholders on 25 July 2008, will be paid on 13 August 2008.

(d) Books Closure Date

Notice is hereby given that, subject to Shareholders' approval being obtained for the declaration of the final dividends to be paid on 13 August 2008, the Transfer Books and the Register of Members of the Company will be closed on 1 August 2008 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 31 July 2008 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 31 July 2008 will be entitled to the proposed final dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

13.1 <u>BY INDUSTRY</u> (in $ million)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2008					
Revenue					
External revenue	430.9	430.9	96.2	-	958.0
Inter-segment revenue	3.0	-	86.1	(89.1)	-
Total revenue	433.9	430.9	182.3	(89.1)	958.0
Operating profit	99.9	45.9	28.5	-	174.3
Interest income	0.5	0.5	15.9	(1.2)	15.7
Interest on borrowings	-	-	(7.3)	1.2	(6.1)
Gross dividend from long-term investment	1.1	-	-	-	1.1
Share of profits of associated companies	14.9	29.8	-	-	44.7
Gain on disposal of property, plant and equipment	-	0.3	-	-	0.3
Amortisation of deferred income	-	-	1.4	-	1.4
Exceptional item	-	-	17.3	-	17.3
Profit before taxation	116.4	76.5	55.8	-	248.7
Taxation	(22.5)	(18.9)	(12.1)	-	(53.5)
Profit after taxation	93.9	57.6	43.7	-	195.2
As at 31 March 2008					
Segment assets	377.0	416.6	720.8	-	1,514.4
Associated companies	70.7	262.4	0.2	-	333.3
Loan to an associated company	1.8	-	-	-	1.8
Total assets	449.5	679.0	721.0	-	1,849.5
Current liabilities	42.8	51.9	32.9	-	127.6
Long-term liabilities	-	3.8	26.2	-	30.0
Notes payable	-	-	200.0	-	200.0
Tax liabilities	25.9	25.2	52.9	-	104.0
Total liabilities	68.7	80.9	312.0	-	461.6
Capital expenditure	6.0	12.5	2.1	-	20.6
Depreciation and amortisation expenses	22.0	26.2	11.0	-	59.2
Non-cash items other than depreciation and amortisation expenses	-	6.9	(0.1)	-	6.8

13.1 BY INDUSTRY (cont'd) (in $ million)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2007					
Revenue					
External revenue	409.7	436.6	99.4	-	945.7
Inter-segment revenue	3.3	-	86.1	(89.4)	-
Total revenue	413.0	436.6	185.5	(89.4)	945.7
Operating profit	81.7	45.1	26.4	-	153.2
Interest income	1.0	1.6	18.5	(2.9)	18.2
Interest on borrowings	-	-	(9.1)	2.9	(6.2)
Gross dividend from long-term investment	1.0	-	-	-	1.0
Share of profits of associated companies	13.8	38.3	-	-	52.1
Gain on disposal of property, plant and equipment	-	0.1	-	-	0.1
Amortisation of deferred income	-	-	1.4	-	1.4
Profit before taxation	97.5	85.1	37.2	-	219.8
Taxation	(19.1)	(15.5)	(6.2)	-	(40.8)
Profit after taxation	78.4	69.6	31.0	-	179.0
As at 31 March 2007					
Segment assets	339.5	454.3	667.1	-	1,460.9
Associated companies	65.0	275.5	0.2	-	340.7
Loan to an associated company	2.6	-	-	-	2.6
Total assets	407.1	729.8	667.3	-	1,804.2
Current liabilities	48.3	67.1	41.0	-	156.4
Long-term liabilities	-	-	27.1	-	27.1
Notes payable	-	-	200.0	-	200.0
Tax liabilities	24.9	27.2	50.5	-	102.6
Total liabilities	73.2	94.3	318.6	-	486.1
Capital expenditure	3.3	7.4	3.0	-	13.7
Depreciation and amortisation expenses	24.2	38.0	3.5	-	65.7
Non-cash items other than depreciation and amortisation expenses	-	7.4	(1.0)	-	6.4

13.2 BY GEOGRAPHICAL LOCATION (in $ million)

	Singapore	Overseas	Total
Financial year ended 31 March 2008			
Revenue	955.3	2.7	958.0
As at 31 March 2008			
Segment assets	1,500.8	13.6	1,514.4
Associated companies	0.2	333.1	333.3
Loan to an associated company	-	1.8	1.8
Total assets	1,501.0	348.5	1,849.5
Capital expenditure	20.6	-	20.6
Financial year ended 31 March 2007			
Revenue	941.4	4.3	945.7
As at 31 March 2007			
Segment assets	1,448.6	12.3	1,460.9
Associated companies	0.2	340.5	340.7
Loan to an associated company	-	2.6	2.6
Total assets	1,448.8	355.4	1,804.2
Capital expenditure	13.7	-	13.7

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to note 8.

15 A breakdown of sales.

(in $ million)	THE GROUP			
	2007-08	2006-07	% Change	
(a) Turnover reported for first half year	469.9	470.4	-	0.1
(b) Profit after tax reported for first half-year	96.7	100.9	-	4.2
(c) Turnover reported for second half year	488.1	475.3	+	2.7
(d) Profit after tax reported for second half-year	98.5	78.1	+	26.1

16 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

($ million)	2007-08	2006-07
Ordinary dividend		
- Interim	43.1	33.6
- Final *	107.7	52.9
Special dividend	-	44.1
Total	150.8	130.6

* 2007-08 final dividend is estimated based on number of shares issued as at the end of the financial year

17 Interested Person Transactions

17.1 The interested person transactions entered into during the financial year ended 31 March 2008 and the preceding financial year FY2006-07 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial years below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	2007-08	**2006-07**
	$'000	$'000
National University Hospital (S) Pte Ltd	20,339	-
Singapore Airlines Limited	10,200	812
Singapore Food Industries Ltd	1,413	-
Senoko Energy Supply Pte Ltd	717	432
SIA Engineering Company Limited	190	-
Certis Cisco Security Pte Ltd	157	-
Asia Airfreight Terminal Co Ltd	116	-
SilkAir Pte Ltd	-	57,520
Jetstar Asia Pte Ltd & ValuAir Ltd	-	11,150
Singapore Airlines Cargo Pte Ltd	-	10,800
Tiger Airways Pte Ltd	-	5,028
Great Wall Airlines Co Ltd	-	3,350
Singapore Computer Systems Ltd	-	510
SembCorp Environmental Management Pte Ltd	-	-
SembCorp Power Pte Ltd	-	-
Total	33,132	89,602

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during FY2007-08 and FY2006-07.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
9 May 2008
Singapore

Singapore Company Registration No: 197201770G

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2008, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,
(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2008 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 8th day of May 2008

Note :
The page numbers are stated in the Independent Auditors' report dated 8th May 2008 included in the Singapore Airport Terminal Services Limited Annual Report for the financial year ended 31 March 2008.

Analyst & Media Briefing

Financial Results for 4Q and FY2007/08

9 May 2008

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

- Financial Highlights
- Financial Review
  - Group
  - Associate Companies
  - Capital Structure & Dividends
- Business Update
- Overseas Expansion
- Awards
- Business Outlook

FY07/08 Summary

- Operating revenue increased due to higher business volumes but partially offset by suspension of flights and pressure on margins
- Overall expenditure dipped but structural costs increased with the start-up of dual terminal operations for SIA, check-in counter rentals increases by CAAS and higher wages
- Lower profit contribution from overseas associates
- Exceptional gain from sale of ECC2 and de-linking of profit sharing bonus from SIA helped improve PATMI

FY Highlights

GROUP

FY07/08 Performance

	FY07/08	vs FY06/07	
Revenue	$958.0M	+$12.3M (+1.3%)	• Higher business volumes • Discounts & flights suspension
Expenditure	$783.7M	-$8.8M (-1.1%)	• Lower bonus provision & depreciation • Higher other operating costs
Op Profit	$174.3M	+$21.1M (+13.8%)	
PATMI	$194.9M	+$16.7M (+9.4%)	• Gain from ECC2 sale • Lower contribution from overseas JVs

4Q Highlights

GROUP

4Q 07/08 Performance

	4Q07/08 vs	4Q06/07	
Revenue	$243.6M	+$9.9M (+4.2%)	• Higher business volumes
Expenditure	$209.8M	-$14.0M (-6.3%)	• Lower bonus provision & depreciation • Higher other operating costs
Op Profit	$33.8M	+$23.9M (+241.4%)	
PATMI	$48.1M	+$20.9M (+76.8%)	• Gain from ECC2 sale • Lower contribution from overseas JVs

Group Financial Review

Group Financials

($M)	4Q07/08	4Q06/07	% Change	FY07/08	FY06/07	% Change
Operating Revenue	243.6	233.7	4.2	958.0	945.7	1.3
Operating Expenditure	209.8	223.8	(6.3)	783.7	792.5	(1.1)
Operating Profit	33.8	9.9	241.4	174.3	153.2	13.8
Share of Profits from Associated Companies	5.4	8.0	(32.5)	44.7	52.1	(14.2)
EBITDA	59.4	40.7	45.9	303.6	299.1	1.5
Profit before Exceptional Item	41.6	21.6	92.6	231.4	219.8	5.3
PBT	58.9	21.6	172.7	248.7	219.8	13.1
PATMI	48.1	27.2	76.8	194.9	178.2	9.4

Exceptional gain from sale of ECC2 was $17.3 million (or $15.5 million net of tax)

Historical Trend – Group Financials



1200
1000
800
600
400
200
0
($M)
SARS
Entry of 3rd Handler
887.2
895.3
958.1
868.7
975.7
932.0
945.7
958
692.6
628.6
729.9
679.4
781.5
747.9
792.5
783.7
194.6
266.7
228.2
189.3
194.2
184.1
178.2
***194.9
170.6
212.9
214.7
* 188.2
** 167.8
188.6
153.2
174.3
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08
Financial Year
Revenue
Expenditure
Op Profit
PATMI

* Due to exceptional item of $8M

** Due to exceptional item (cost restructure) of $28.8M

*** Due to exceptional gain of $15.5M from ECC2 sale

Group Segmental Revenue

($M)	4Q07/08	4Q06/07	% Change		FY07/08	FY06/07	% Change
Ground Handling	108.1	106.9	1.1		430.9	436.6	(1.3)
Inflight Catering	112.4	102.6	9.6		430.9	409.7	5.2
Security Services	12.2	11.6	5.2		47.0	49.7	(5.4)
Others	10.9	12.6	(13.5)		49.2	49.7	(1.0)
Total	243.6	233.7	4.2		958.0	945.7	1.3
Unit Services ('000)	20.3	20.0	1.3		81.4	82.2	(1.0)
Cargo/Mail Processed ('000 tonnes)	385.3	367.7	4.8		1,573.3	1,547.0	1.7
Unit Meals ('M)	5.2	4.9	5.2		20.5	19.7	3.9

FY07/08 Group Segmental Revenue



Security Services
(5.3 %)
Others
(5.3 %)
4.9%
5.1%
45.0%
45.0 %
Inflight Catering
(43.3 %)
Ground Handling
(46.1 %)

Figures in ( ) refer to composition for FY06/07

Group Expenditure

($M)	4Q07/08	4Q06/07	% Change		FY07/08	FY06/07	% Change
Staff Costs	115.3	133.4	(13.6)		426.7	441.2	(3.3)
Cost of Raw Materials	22.3	19.8	12.6		86.4	81.7	5.8
Licensing Fees	15.9	15.0	6.0		61.9	60.4	2.5
Depreciation Charges	14.7	15.8	(7.0)		59.2	65.7	(9.9)
Coy Accommodation & Utilities	20.2	16.6	21.7		69.7	64.7	7.7
Other Costs	21.4	23.2	(7.8)		79.8	78.8	1.3
Total	209.8	223.8	(6.3)		783.7	792.5	(1.1)

- Staff costs declined mainly due to lower provision for bonus
- Cost of raw materials increased due to higher volumes and higher value meals being uplifted

FY07/08 Group Expenditure


Other Costs
(9.9%)
Company Accommodation &
Utilities
(8.2 %)
Depreciation Charges
(8.3%)
Licensing Fees
(7.6%)
Cost of Raw Materials
(10.3%)
Staff Costs
(55.7%)
10.2%
8.9%
7.6%
7.9%
11.0%
54.4%

Figures in ( ) refer to composition for FY06/07

Group Balance Sheet

($M)	As at 31 Mar 08	As at 31 Mar 07
Total Equity	1,387.9	1,318.1
Long-Term Loan	207.2	202.5
Other Long-Term Liabilities	70.7	78.1
Current Liabilities	183.7	205.5
Total Equity & Liabilities	1,849.5	1,804.2
Fixed Assets	564.8	621.7
Associated Companies	333.3	340.7
Other Non-Current Assets	24.8	19.8
Current Assets		
Cash & Cash Equivalent	744.7	651.0
Debtors	181.9	171.0
Total Assets	1,849.5	1,804.2

Profit for the period $194.9M & proceeds from share options exercised $30.6M were offset by dividends payment $140.2M

Lower provision for bonus

Group Cash Flow

($M)	FY07/08	FY06/07
Cash & Cash Equivalents at beginning of the period	577.5	431.5
- Net Cash provided by Operating Activities	155.0	202.3
- Net Cash provided by / (used in) Investing Activities	77.2	(2.3)
- Net Cash used in Financing Activities	(108.9)	(53.8)
Net increase in Cash & Cash Equivalents	123.3	146.2
Effects of Exchange Rate Changes	(0.5)	(0.2)
Cash & Cash Equivalents at end of the period	700.3	577.5

Higher bonus for FY06/07

Sale of ECC2 & lower ST non-equity investments

Payment of special dividends

Group Costs & Productivity Ratios

	FY07/08	FY06/07	% Change
Average Staff Strength	7,938	7,461	6.4
Staff Costs as % of Total Costs	54.4	55.7	(1.3) pts
Value Added per Employee	85,979	90,477	(5.0)
Value Added per $ Employee Cost	1.85	1.76	5.1
Value Added per $ Employee Cost (including Contract Services)	1.74	1.66	4.8

- Staff strength increased due to recruitment of NTS workers (763)
- Value-added per $ employee cost increased as a result of higher revenue and lower provision for bonus but offset by discounts and dual terminal operation costs

Group Margins & Ratios

	FY07/08	FY06/07	% Change
Operating Margin (%)	18.2	16.2	2.0 pts
EBITDA Margin (%)	31.7	31.6	0.1 pts
PBT Margin (%)	26.0	23.2	12.1 pts
Net Margin – SIN only (%)	17.0	14.9	2.1 pts
Net Margin – incl Assocs (%)	20.4	18.9	1.5 pts
Earnings Per Share (cents)	18.2	17.0	7.1
Net Asset Value Per Share ($)	1.29	1.24	4.0
Return on Equity (%)	14.4	14.2	0.2 pts
Debt Equity Ratio	0.15	0.15	-
Economic Value Added ($M)	53.9	60.7	(11.2)

Financial Review of Associated Companies

Assoc Companies – Share of EBITDA & PBT

(S$M)	FY07/08	FY06/07	% Change
EBITDA Contribution			
Inflight Catering	19.2	18.2	5.5
Ground Handling	61.4	62.0	(1.0)
Total	80.6	80.2	0.5
PBT Contribution			
Inflight Catering	14.9	13.8	8.0
Ground Handling	29.8	38.3	(22.2)
Total	44.7	52.1	(14.2)
Associates' Contribution to Group Profit Before EI (%)	19.3	23.7	(4.4) pts
Associates' Contribution to Group PBT (%)	18.0	23.7	(5.7) pts

Higher meal volumes for JVs in India and Maldives

Assoc Companies – Share of PBT (FY)

		Δ (S$M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	(0.1)
MCS	Macau, China	(0.3)
MEC	Philippines	(0.4)
MIC	Maldives	1.0
TMIK	Chennai, India	0.5
TSAC	India	0.4
	SUB-TOTAL	1.1
GROUND HANDLING JVs		
AAT	HK SAR, China	(6.3)
BGS	Beijing, China	(3.5)
EGAC	Taipei, ROC	(0.2)
EGAS	Taipei, ROC	(1.0)
JAS	Indonesia	1.3
TCS	HCM, Vietnam	1.2
	SUB-TOTAL	(8.5)

MIC: higher meal volumes & revenue from hotel operations

AAT: higher depreciation & operating costs for new cargo terminal

BGS: higher staff costs & additional expenditure for new Terminal 3 ops

JAS: more flights & cargo handled & lower expenditure

TCS: higher cargo throughput

Review of Capital Structure

Factors Taken Into Consideration

Shareholders' expectations
Financial flexibility required for organic growth
Continuing expansion overseas via JV & M&A
Liquidity of shares
Industry cycles

Most Appropriate Route

Higher Dividend Payout Policy

Dividends

Total ordinary dividend for FY07/08:
14 cents per share

	FY07/08	FY06/07	% change
Interim Ordinary Dividends Paid (cents)	4.0	4.0	-
Final Ordinary Dividends Proposed (cents)	10.0	6.0	66.7
Total Ordinary Dividend Payout Ratio (%)	77.4	48.5	28.9 pts
Special Dividends (Section 44 credits) Proposed (cents)	-	5.0	(100.0)
Total Dividend Payout Ratio (%)	77.4	73.3	4.1 pts

Dividends



Dividend payout = 25.4%
Dividend payout = 77.4%
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
cents per share
6.0
6.0
7.0
8.0
9.0
10.0
10.0
14.0
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08
Financial Year
Normal Ordinary Dividends
Special Dividends

Business Update

Business Update

New Contracts

DBS Asia Treasures Lounge @ T3	Lounge Management & Catering	Mar 08
Silver Kris Lounge @ T3	Catering	Jan 08
British Airways (BA)	Flight Operations	Nov 07
Qantas Airways (QF)	Flight Operations	Nov 07
Shanghai Airlines Cargo (F4)	Cargo & Catering	Oct 07
Shenzhen Airlines (ZH)	Ground Handling	Oct 07

Business Update

New Contracts

Etihad Airways (EY)	Ground Handling, Cargo, Catering & Security	Sep 07
Jetstar Airways /Valuair (3K/VF)	Flight Operations	Jul 07
Cathay Pacific Airways (CX)	Passenger Handling	May 07

Business Update

Airlines that suspended / ceased operations to SIN

Air Seychelles (HM)	Air Seychelles	Ground Handling & Catering	Mar 08
Air Bagan (W9)	air Bagan	Ground Handling, Cargo, Catering & Security	Nov 7
Gulf Air (GF)	طيران الخليج GULF AIR	Ground Handling, Cargo & Security	Jul 07
Pakistan Airlines (PK)	PIA	Ground Handling, Cargo, Catering & Security	Jul 07
Air Sahara (S2)	AIRSAHARA	Ground Handling, Cargo, Catering & Security	Jul 07

Business Update

Loss of marginal accounts

JetStar Int'l (JQ)	Jet Jetstar.com	Ground Handling	Feb 08
Qatar Airways (QR)	QATAR AIRWAYS القطرية	Ground Handling, Cargo & Security	May 07
Transmile Air	TRANSMILE AIR	Ground Handling	May 07

Business Update

Sale of ECC2


SATS EXPRESS COURIER CENTRE 2

Sold ECC2 to DHL Express for $38 million

- Initiative on our part to help DHL expand its operations and anchor its presence in Singapore
- Continues to provide cargo handling services to DHL
- Booked an exceptional gain of $17.3 million

Overseas Expansion

Overseas Expansion

NACIL-SATS Joint Venture in Hyderabad

- Commercial operations of the Rajiv Gandhi International Airport commenced on 23 March 2008
- NACIL-SATS JV secured several ground handling contracts with international carriers including NACIL, SIA, Emirates, SriLankan Airlines, Malaysia Airlines, Kuwait Airways, Thai Airways and KLM Royal Dutch





Overseas Expansion

Country Foods set up JV company – Country Foods Macau

- Supply food materials, semi-processed meats and ready-to-eat meals for the Macau market
- Leverage on Macau's growing stature as a leading entertainment and leisure destination by targeting at casino, resort and restaurant operators


COUNTRY FOODS
Launch Ceremony of Country Foods Macau Ltd.

Our Network



Harbin
Changchun
Shenyang
Beijing
HohHot
Tianjin
Qingdao
Wuhan
Nanchang
Chongqing
Guiyang
Taipei
Hong Kong
Macau
Manila
Ho Chi Minh
Karachi
Amritsar
Delhi
Mumbai
Kolkata
Hyderabad
Bangalore
Chennai
Male
Medan
Pekan Baru
Padang
Singapore
Balik Papan
Batam
Manado
Makassar
Timika
Surabaya
Jakarta
Yogyakarta
Solo City
Denpasar
Kupang
Inflight Catering
Ground Handling
Inflight Catering and Ground Handling

Meals produced:
65.3 million / year

Flights handled:
514,000 / year

Passengers handled:
67.0 million / year

Cargo tonnage handled:
3.8 million tonnes / year

Combined revenue:
Approx. S$1.7 billion

Total network:	40 airports in 9 countries
Catering network:	22 airports in 7 countries
Ground handling network:	30 airports in 6 countries

Awards

Awards


2008

2008 Asian Freight & Supply Chain (AFSC)

Best Air Cargo Terminal Operator in Asia for the 11th time

Excellent Service Award 2007 (EXSA)

497 awards (1 Superstar, 92 Stars, 108 Golds, 296 Silvers)



Federation of Asia Pacific Aircargo Associations (FAPAA)

Most Friendly Airport for Cargo 2006-07 Award

Business Outlook

Business Outlook

For FY2008-09, uncertainties in the global economy may dampen global air traffic growth. However, at the Singapore Hub, we are cautiously optimistic that there will be modest revenue growth as key customers continue to take delivery of new aircraft.

Our share of associated companies' profits is expected to improve moderately due to improvement plans as well as contributions from new joint ventures.

We will continue to deepen and strengthen our relationship with airline customers and place greater emphasis on product innovation and operational performance. We aim to become their first choice partner at all our network locations and will continue to expand this network.

Thank You

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	06-May-2008 13:08:05
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Appoints New Director
Description	
Attachments:	PressRelease_Appt_of_Dr_Lall.pdf Total size = **19K** (2048K size limit recommended)

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Media Release May/08

SATS APPOINTS NEW DIRECTOR

Singapore, 6 May 2008 – Singapore Airport Terminal Services Limited (SATS) announces today the appointment of Dr. Rajiv Behari Lall as a non-executive independent Director of the Company.

Dr. Lall, 50, an Indian national, is the Managing Director and Chief Executive Officer of Infrastructure Development Finance Company (IDFC). He joined IDFC, a company listed on the National Stock Exchange of India and the Bombay Stock Exchange, in January 2005. Dr. Lall is concurrently a Director of IDFC Trustee Co. Ltd as well as Chairman of IDFC Private Equity Co. Ltd., IDFC Capital Co. Ltd. and IDFC Projects Ltd.

Dr. Lall has over two decades of experience with leading global investment banks, multilateral agencies and academia. His areas of expertise include private equity/venture capital, international capital markets, trade and industrial policy issues and project finance, with a focus on India and China.

Prior to joining IDFC, Dr. Lall was a Partner in Warburg Pincus, a private equity firm, since 1997. From 1995 to 1997, he was the Executive Director and Head, Asian Economic Research of Morgan Stanley Asia Limited, Hong Kong. Dr. Lall was with the World Bank, Washington from 1988 to 1995 and the Manila office of the Asian Development Bank from 1985 to 1987. Prior to that, he was an Assistant Professor with the Florida Atlantic University.

Dr. Lall graduated from University College, Oxford University, in 1978 with a Bachelor of Arts (Honours) degree in Politics, Philosophy and Economics. He obtained his Ph.D. in Economics from Columbia University, New York in 1984, specialising in Macroeconomics, International Trade and Econometrics. He has a number of publications to his credit.

More details on Dr. Lall can be obtained in a separate announcement issued today by SATS via SGXNet that relates to his appointment.

-- End --

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: www.sats.com.sg
Company Registration No: 197201770G

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About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering close to 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Charis Lee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9273 7553 (after office hours)
Fax: (65) 6339 9578
Email: clee@gavinanderson.com.sg

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Announcement of Appointment of Independent Director *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	06-May-2008 12:37:01
Announcement No.	00025

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	05-05-2008
Name *	Rajiv Behari Lall
Age *	50
Country of principal residence *	India
Whether appointment is executive, and if so, area of responsibility *	Non-executive
Job Title	Managing Director and Chief Executive Officer
Working experience and occupation(s) during the past 10 years *	Managing Director and Chief Executive Officer, Infrastructure Development Finance Company Limited (January 2005) Partner, Warburg Pincus (1997)
Shareholding * in the listed issuer and its subsidiaries *	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Please see attachment.
Present	Please see attachment.

>> Information required under Rule 704(7)(h)
Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) * Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) Whether at any time during the last 10 years a petition	• No

*	under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	• No

Footnotes

Attachments:

DrRajivLall_Directorships.pdf
Total size = **34K**
(2048K size limit recommended)

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Dr. Rajiv Behari Lall's Present Directorships

	Company	Position	Country of ncorporation of Company	Listed / Unlisted	Date of Appointment
(1)	Infrastructure Development Finance Co. Ltd. (IDFC Ltd.)	Managing Director & CEO	India	Listed on NSE/BSE	10 January 2005
(2)	IDFC Trustee Co. Ltd.	Director	India	Unlisted	26 September 2006
(3)	IDFC Private Equity Co. Ltd.	Chairman	India	Unlisted	21 January 2005
(4)	IDFC Capital Co. Ltd.	Chairman	India	Unlisted	24 October 2007
(5)	IDFC Projects Ltd.	Chairman	India	Unlisted	11 December 2007
(6)	IDFC-SSKI Securities Ltd.	Chairman	India	Unlisted	18 December 2006
(7)	IDFC-SSKI Pvt. Ltd.	Chairman	India	Unlisted	9 November 2006
(8)	Securities Trading Corporation of India	Director	India	Unlisted	29 September 2005
(9)	National Securities Depository Ltd.	Director	India	Unlisted	24 November 2005
(10)	National Stock Exchange India Ltd.	Director	India	Unlisted	28 September 2007
(11)	Spandana Sphoorty Innovative Financial Services Limited	Director	India	Unlisted	23 July 2007
(12)	Lok Foundation	Chairman	USA	Unlisted	27 September 2004
(13)	Lok Capital Pte Ltd	Director	Singapore	Unlisted	1 August 2003

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Dr. Rajiv Behari Lall's Past Directorships (for the last five years)

	Company	Position	Country of Incorporation of Company	Listed / Unlisted	Date of Appointment	Date of Cessation
(1)	Lok Advisory Services Private Limited	Director	India	Unlisted	18 July 2003	1 May 2006
(2)	Feedback Ventures Private Limited	Director	India	Unlisted	12 January 2006	28 April 2008
(3)	IDFC Investment Advisors Ltd.	Chairman	India	Unlisted	3 April 2006	28 April 2008
(4)	IDFC PPP Trusteeship Company Ltd.	Chairman	India	Unlisted	9 October 2007	28 April 2008
(5)	IDFC Project Equity Company Ltd.	Chairman	India	Unlisted	6 February 2007	28 April 2008
(6)	Asia Society	Director	India	Unlisted	7 February 2006	27 August 2007
(7)	Warburg Pincus (Partnership)	Managing Partner	USA	Unlisted	1998	January 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	05-May-2008 18:41:18
Announcement No.	00135

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments:	SATS_MTN_31_03_2008.pdf Total size = **523K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Christina Choo / Ms Jane Lim

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 March 2008:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 11 April 2008

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	02-May-2008 18:30:07
Announcement No.	00183

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS Releases FY2007/08 Results on 9 May 2008
Description	Singapore, 2 May 2008 - Singapore Airport Terminal Services Limited (SATS) will be announcing its financial results for the full year ended 31 March 2008 on Friday, 9 May 2008, before trading hours of the Singapore Exchange. The financial results will be made available on our website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html Investor & Media Contact: Sandy Leng Manager Investor Relations, SATS Tel : (65) 6541 8200 Fax : (65) 6541 8204 Email : sandy_leng @singaporeair.com.sg
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	28-Apr-2008 12:38:20
Announcement No.	00039

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Named "Most Friendly Airport For Cargo" By FAPAA
Description	
Attachments:	PressRelease_FAPAA2008.pdf Total size = **23K** (2048K size limit recommended)

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Media Release April/08

SATS NAMED 'MOST FRIENDLY AIRPORT FOR CARGO' BY FAPAA

Singapore, 28 April 2008 – Singapore Airport Terminal Services Limited (SATS) won the 'Most Friendly Airport for Cargo 2006-07' award presented by the Federation of Asia Pacific Aircargo Associations (FAPAA) at an award ceremony held in Tokyo, Japan on April 25.

FAPAA is the regional air cargo body comprising 16 national airfreight associations around the Asia Pacific region. The FAPAA awards seek to honour the best in the airfreight business as identified by the national airfreight associations through an annual survey conducted by global auditing firm, Ernst & Young.

SATS was evaluated based on these criteria – cargo delivery time, competitive costs, level of loss or pilferage, availability of value-added services as well as level of efficiency and customer service. It beat Hong Kong and Incheon airports to clinch the "Most Friendly Airport for Cargo" title.

SATS was recently voted the 'Best Air Cargo Terminal Operator in Asia' in the 2008 Asian Freight & Supply Chain Awards on April 22.

Said Mr Yacoob Piperdi, SATS' Senior Vice President (Cargo): "Winning the FAPAA Award is a double joy for us as this is the second award we have clinched within the same week. It is a recognition of our strong commitment in continuously improving our cargo handling facilities and services for the benefit of the air cargo community."

Mr Clement Woon, SATS' President and Chief Executive Officer said, "We are delighted to receive this award and wish to thank our partners and customers for their wholehearted support. I would also like to attribute this success to all our staff, whose enthusiasm in positioning SATS as a leading player in the regional cargo industry is highly commendable."

- Ends -

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About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering close to 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Charis Lee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9273 7553 (after office hours)
Fax: (65) 6339 9578
Email: clee@gavinanderson.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	22-Apr-2008 21:26:56
Announcement No.	00156

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Won "Best Air Cargo Terminal Operator In Asia" For 11th Time
Description	
Attachments:	Press_release_AFSCA2008.pdf Total size = **20K** (2048K size limit recommended)

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Media Release April/08

SATS WON "BEST AIR CARGO TERMINAL OPERATOR IN ASIA" FOR 11TH TIME

Singapore, 22 April 2008 – Singapore Airport Terminal Services Limited (SATS) has been voted the 'Best Air Cargo Terminal Operator in Asia' in the 2008 Asian Freight & Supply Chain Awards (AFSCA). This is the 11th time that SATS has been accorded the prestigious title, given to an air cargo terminal that received the most number of votes cast by cargo industry professionals in the Asia Pacific region.

Organised by Cargonews Asia, the AFSCA is widely regarded the most authoritative and prestigious accolade in the industry and one of the highlights of the Asian cargo industry calendar. The 2008 awards ceremony, which is in its 22nd year, is held in Pan Pacific Singapore today.

Mr Yacoob Piperdi, SATS' Senior Vice President (Cargo), who received the award on behalf of the company, said: "The AFSCA is the industry standard for excellence for cargo operators across the Asia Pacific. We are very honoured to be conferred this prestigious award for the 11th time. We remain deeply committed to continuous improvement of our cargo handling facilities and services for the benefit of the air cargo community."

Mr Clement Woon, SATS' President and Chief Executive Officer added: "The AFSCA is voted by the industry players themselves and we are encouraged to receive such heartwarming recognition from our peers. I would like to commend all staff who have contributed to this success and thank our partners and customers for their continued support."

-- End –

About Singapore Airport Terminal Services Limited

Singapore Airport Terminal Services Limited (SATS) is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 18 overseas investments covering close to 40 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry

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and processed food manufacturing. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9189 1039 (after office hours)
Fax: (65) 6339 9578
Email: sang@gavinanderson.com.sg

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Apr-2008 18:07:35
Announcement No.	00143

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for March 2008
Description	
Attachments:	SATS-OperatingData-Mar2008.pdf Total size = **23K** (2048K size limit recommended)

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This is the SATS operating data for March 2008, Fourth Quarter and Full Financial Year (April to March) 2007-08:

	March 2008	March 2007	% change
Unit Services Handled ('000)	6.98	6.83	+ 2.1
Flights Handled ('000)	7.40	7.27	+ 1.8
Cargo/Mail Processed ('000 tonnes)	140.14	138.29	+ 1.3
Passengers Handled ('M)	2.76	2.54	+ 8.5
Unit Meals Produced ('M)	1.80	1.74	+ 3.8
Gross Meals Produced ('M)	2.27	2.17	+ 4.2

	Fourth Quarter FY2007-08 (Jan – Mar 08)	Fourth Quarter FY2006-07 (Jan – Mar 07)	% change
Unit Services Handled ('000)	20.28	20.03	+ 1.3
Flights Handled ('000)	21.59	21.08	+ 2.4
Cargo/Mail Processed ('000 tonnes)	385.34	367.67	+ 4.8
Passengers Handled ('M)	7.89	7.24	+ 9.1
Unit Meals Produced ('M)	5.18	4.92	+ 5.2
Gross Meals Produced ('M)	6.52	6.19	+ 5.4

	FY2007-08	FY2006-07	% change
Unit Services Handled ('000)	81.38	82.22	- 1.0
Flights Handled ('000)	85.95	84.52	+ 1.7
Cargo/Mail Processed ('000 tonnes)	1,573.26	1,547.00	+ 1.7
Passengers Handled ('M)	31.65	29.26	+ 8.2
Unit Meals Produced ('M)	20.51	19.73	+ 3.9
Gross Meals Produced ('M)	25.72	24.74	+ 4.0

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

For March 2008 and the fourth quarter of FY2007-08, all operating indices recorded modest growth over the corresponding periods last year.

For FY2007-08, all operating indices showed improvements over the previous financial year, except Unit Services Handled which declined by a marginal 1.0 percent.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOS 734	
26 JUN 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JUN 2008	Lodgment of Return of Allotment of Shares – 15,000 shares
26 JUN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 733	
24 JUN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 732	
13 JUN 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
13 JUN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
13 JUN 2008	Lodgment of Return of Allotment of Shares – 3,200 shares
13 JUN 2008	Lodgment of Return of Allotment of Shares – 3,200 shares
13 JUN 2008	Lodgment of Return of Allotment of Shares – 3,200 shares
13 JUN 2008	Lodgment of Return of Allotment of Shares – 5,800 shares
ESOS 731	
09 JUN 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
09 JUN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
09 JUN 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
09 JUN 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
09 JUN 2008	Lodgment of Return of Allotment of Shares – 7,800 shares
03 JUN 2008	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Mr David Zalmon Baffsky

Date of Filing	Form
ESOS 730	
29 MAY 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
29 MAY 2008	Lodgment of Return of Allotment of Shares – 9,100 shares
29 MAY 2008	Lodgment of Return of Allotment of Shares – 3,900 shares
29 MAY 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
29 MAY 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
29 MAY 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
29 MAY 2008	Lodgment of Return of Allotment of Shares – 22,100 shares
27 May 2008	Lodgment of Change of Particulars, Appointment or Cessation of Company Officers or Auditors – Dr Rajiv Behari Lall
ESOS 729	
26 MAY 2008	Lodgment of Return of Allotment of Shares – 10,400 shares
26 MAY 2008	Lodgment of Return of Allotment of Shares – 6,500 shares
26 MAY 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
26 MAY 2008	Lodgment of Return of Allotment of Shares – 3,900 shares
26 MAY 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
26 MAY 2008	Lodgment of Return of Allotment of Shares – 9,100 shares
ESOS 728	
21 MAY 2008	Lodgment of Return of Allotment of Shares – 5,200 shares
21 MAY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
21 MAY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
20 MAY 2008	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 727	
14 APRIL 2008	Lodgment of Return of Allotment of Shares – 1,300 shares
14 APRIL 2008	Lodgment of Return of Allotment of Shares – 2,600 shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002871927A

Date/Time : 26/06/2008 08:47

Transaction No : C080212323

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

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Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	23/06/2008		

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Return of Allotment of Shares

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076667680**	**0**	**0**
Amount of Issued Share Capital :	**238720319.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238720319.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002871920A

Date/Time : 26/06/2008 08:44

Transaction No : C080212313

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	23/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076662480**	**0**	**0**
Amount of Issued Share Capital :	**238709711.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238709711.05**	**0**	**0**

(734) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002871909A

Date/Time : 26/06/2008 08:39

Transaction No : C080212298

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	23/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076647480**	**0**	**0**
Amount of Issued Share Capital :	**238683461.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238683461.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 24/06/2008 09:24

Print Back

Receipt No : ACR0000002868887A

Transaction No : C080209038

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	18/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076644880**	**0**	**0**
Amount of Issued Share Capital :	**238677871.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238677871.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002856495A

Transaction No : C080195649

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 13/06/2008 11:20

Print Back

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		

Date of Allotment: 10/06/2008

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076642280**	**0**	**0**
Amount of Issued Share Capital :	**238673321.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238673321.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/06/2008 11:17

Print | Back

Receipt No	: ACR0000002856480A
Transaction No	: C080195628
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		

Date of Allotment: 10/06/2008

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076637080**	**0**	**0**
Amount of Issued Share Capital :	**238661777.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238661777.05**	**0**	**0**

(T52)(c)(4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/06/2008 10:51

Print Back

Receipt No	: ACR0000002856406A
Transaction No	: C080195547
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

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Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ E1009565 / DAVID ZALMON BAFFSKY
- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	10/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076634480**	**0**	**0**
Amount of Issued Share Capital :	**238658085.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238658085.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002856387A

Date/Time : 13/06/2008 10:48

Transaction No : C080195533

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	10/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076631280**	**0**	**0**
Amount of Issued Share Capital :	**238653125.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238653125.05**	**0**	**0**

(732) (2)

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/06/2008 10:44

Print Back

Receipt No	: ACR0000002856363A
Transaction No	: C080195514
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	10/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076628080**	**0**	**0**
Amount of Issued Share Capital :	**238649317.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238649317.05**	**0**	**0**

C7321 ①

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/06/2008 10:40

Print | Back

Receipt No	: ACR0000002856341A
Transaction No	: C080195497
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	10/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076624880**	**0**	**0**
Amount of Issued Share Capital :	**238643717.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238643717.05**	**0**	**0**

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RECEIPT

Receipt No.	: ACR0000002849551A
Transaction No.	: C080188502
Agency	: ACRA
Application	: BizFILE PAYMENT SERVICE
Paid Via	: DEPOSIT SERVICE ACCOUNT
EP Ref No.	: -

GST No. : M9-0008879-T
Date/Time : 09/06/2008 09:34:56

Deposit Service Account No.: 030066

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND

- [ ] S2533854E / KHAW KHENG JOO
- [ ] Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076619080**	**0**	**0**
Amount of Issued Share Capital :	**238631247.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238631247.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849538A

Date/Time : 09/06/2008 09:31

Transaction No : C080188489

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND

☐ S2533854E / KHAW KHENG JOO
☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076613880**	**0**	**0**
Amount of Issued Share Capital :	**238620639.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238620639.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849533A

Date/Time : 09/06/2008 09:28

Print | Back

Transaction No : C080188484

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND

☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		

Date of Allotment: 04/06/2008

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076611280**	**0**	**0**
Amount of Issued Share Capital :	**238616947.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238616947.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002849529A

Date/Time : 09/06/2008 09:25

Transaction No : C080188476

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND

- ☐ S2533854E / KHAW KHENG JOO
- ☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076608680**	**0**	**0**
Amount of Issued Share Capital :	**238613853.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238613853.05**	**0**	**0**

(731) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002849525A

Date/Time : 09/06/2008 09:22

Transaction No : C080188470

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] E1009565 / DAVID ZALMON BAFFSKY
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND

☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	04/06/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076603480**	**0**	**0**
Amount of Issued Share Capital :	**238604753.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238604753.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

Date/Time : 03/06/2008 10:19

Print Back

RECEIPT

Receipt No	: ACR0000002843145A
Transaction No	: C080181628
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	E1009565	DAVID ZALMON BAFFSKY	DIRECTOR
2	S0036442H	OW CHIN HOCK	DIRECTOR
3	S0070715E	NG KEE CHOE	DIRECTOR
4	S0234645A	CHEW CHOON SENG	DIRECTOR
5	S1271626E	TAY AH KEE	DIRECTOR
6	S1342207I	YEO CHEE TONG	DIRECTOR
7	S1792374I	SHIREENA JOHAN WOON	SECRETARY
8	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
9	S2533854E	KHAW KHENG JOO	DIRECTOR
10	Z1742995	RAJIV BEHARI LALL	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	000418	ERNST & YOUNG

To Report Appointment of New Audit Firm [Audit Firm]

Submit

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Appointment of Company Officer

Please fill in the following information. Fields marked * must be completed.

Particulars of Company Officer

Identification No. : * E1009565 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name of Officer : * DAVID ZALMON BAFFSKY

Nationality : * AUSTRALIAN (AU)

Mobile No. :

Email Address :

Address : *

Address Type : ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 1B Wentworth Place, Point Piper NSW 2027

Sydney, Australia

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Position Held by Company Officer

Please fill in the following information. Fields marked * must be completed.

Position(s) Held by Company Officer

Position Held : *	DIRECTOR
Appointment Date : *	15/05/2008 (dd/mm/yyyy)
Date Appointment ceases :	(dd/mm/yyyy)

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(730) (7)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837924A

Date/Time : 29/05/2008 10:29

Transaction No : C080175548

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076595680**	**0**	**0**
Amount of Issued Share Capital :	**238587983.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238587983.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837913A

Date/Time : 29/05/2008 10:26

Print Back

Transaction No : C080175535

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076590480**	**0**	**0**
Amount of Issued Share Capital :	**238576439.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238576439.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837903A

Date/Time : 29/05/2008 10:22

Transaction No : C080175528

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076581380**	**0**	**0**
Amount of Issued Share Capital :	**238557875.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238557875.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837890A

Date/Time : 29/05/2008 10:19

Transaction No : C080175520

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076577480**	**0**	**0**
Amount of Issued Share Capital :	**238552337.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238552337.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837887A

Date/Time : 29/05/2008 10:16

Transaction No : C080175508

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 555.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076576180**	**0**	**0**
Amount of Issued Share Capital :	**238550322.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238550322.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837867A

Date/Time : 29/05/2008 10:11

Transaction No : C080175487

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 565.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076574880**	**0**	**0**
Amount of Issued Share Capital :	**238548775.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238548775.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002837857A

Date/Time : 29/05/2008 10:07

Transaction No : C080175474

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 575.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

☐ Z1742995 / RAJIV BEHARI LALL

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	23/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076573580**	**0**	**0**
Amount of Issued Share Capital :	**238546500.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238546500.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 27/05/2008 11:55

Print | Back

Receipt No	: ACR0000002834781A
Transaction No	: C080171995
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	CHANGE OF PARTICULARS, APPOINTMENT OR CESSATION OF COMPANY OFFICERS OR AUDITORS **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 585.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors

Please fill in the following information. Fields marked * must be completed.

Company Information

Registration No : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

List of Directors, Managing Directors, Secretaries, Managers (click on hyperlink to edit information of officer)

S/No	Identification No. of Officer	Name of Officer	Position Held
1	S0036442H	OW CHIN HOCK	DIRECTOR
2	S0070715E	NG KEE CHOE	DIRECTOR
3	S0234645A	CHEW CHOON SENG	DIRECTOR
4	S1271626E	TAY AH KEE	DIRECTOR
5	S1342207I	YEO CHEE TONG	DIRECTOR
6	S1792374I	SHIREENA JOHAN WOON	SECRETARY
7	S2163476Z	CHENG WAI WING EDMUND	DIRECTOR
8	S2533854E	KHAW KHENG JOO	DIRECTOR
9	Z1742995	RAJIV BEHARI LALL	DIRECTOR

To Report Appointment of New Officer [Officer]

List of Alternate Directors (click on hyperlink to edit information of alternate director)

S/No	Identification No. of Alternate Director	Name of Alternate Director

To Report Appointment of New Alternate Director [Alternate Director]

List of Audit Firm (click on hyperlink to edit information of audit firm)

S/No	Audit Firm No.	Name of Audit Firm
1	000418	ERNST & YOUNG

To Report Appointment of New Audit Firm [Audit Firm]

Submit

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Appointment of Company Officer

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Particulars of Company Officer

Identification No. : * Z1742995 [Retrieve Details]

Identification Type : * PASSPORT/ OTHERS

Name of Officer : * Rajiv Behari Lall

Nationality : * INDIAN (IN)

Mobile No. :

Email Address :

Address : *

Address Type : ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Sanghi House, 3rd Floor, 94 Nepean Sea Road

Mumbai-400006, India

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Change of Particulars, Appointment or Cessation of Company Officers or Auditors - Position Held by Company Officer

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Position(s) Held by Company Officer

Position Held : *	DIRECTOR	
Appointment Date : *	05/05/2008	(dd/mm/yyyy)
Date Appointment ceases :		(dd/mm/yyyy)

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bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833346A

Date/Time : 26/05/2008 12:35

Transaction No : C080170401

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allottees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	20/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076551480**	**0**	**0**
Amount of Issued Share Capital :	**238498985.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238498985.05**	**0**	**0**

(729) (5

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833337A

Date/Time : 26/05/2008 12:32

Transaction No : C080170391

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		

Date of Allotment: 20/05/2008

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076541080**	**0**	**0**
Amount of Issued Share Capital :	**238475897.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238475897.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833333A

Date/Time : 26/05/2008 12:29

Transaction No : C080170383

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		
Date of Allotment:	20/05/2008		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076534580**	**0**	**0**
Amount of Issued Share Capital :	**238462637.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238462637.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833320A
Date/Time : 26/05/2008 12:26

Transaction No : C080170373

Print Back

Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	20/05/2008		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076533280**	**0**	**0**
Amount of Issued Share Capital :	**238460622.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238460622.05**	**0**	**0**

 (729) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833314A

Date/Time : 26/05/2008 12:23

Transaction No : C080170366

Print | Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.75		
unpaid :	0		
Date of Allotment:	20/05/2008		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076529380**	**0**	**0**
Amount of Issued Share Capital :	**238455981.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238455981.05**	**0**	**0**

(7281) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002833304A

Date/Time : 26/05/2008 12:20

Transaction No : C080170355

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	20/05/2008		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076528080**	**0**	**0**
Amount of Issued Share Capital :	**238453706.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238453706.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002827030A

Date/Time : 21/05/2008 08:45

Transaction No : C080163301

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.22		
unpaid :	0		
Date of Allotment:	13/05/2008		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076518980**	**0**	**0**
Amount of Issued Share Capital :	**238434141.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238434141.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002827026A

Date/Time : 21/05/2008 08:43

Transaction No : C080163298

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.04		
unpaid :	0		
Date of Allotment:	13/05/2008		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076513780**	**0**	**0**
Amount of Issued Share Capital :	**238422597.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238422597.05**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002827022A

Date/Time : 21/05/2008 08:40

Transaction No : C080163294

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.55		
unpaid :	0		

Date of Allotment: 13/05/2008

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076511180**	**0**	**0**
Amount of Issued Share Capital :	**238417293.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238417293.05**	**0**	**0**

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RECEIPT

Receipt No.	: ACR0000002825909A	GST No. : M9-0008879-T
Transaction No.	: C080162316	Date/Time : 20/05/2008 09:09:04
Agency	: ACRA	
Application	: BizFILE PAYMENT SERVICE	
Paid Via	: DEPOSIT SERVICE ACCOUNT	
EP Ref No.	: -	

Deposit Service Account No.: 030066

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1271626E / TAY AH KEE
- [ ] S1342207I / YEO CHEE TONG
- [ ] S1792374I / SHIREENA JOHAN WOON
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.15		
unpaid :	0		
Date of Allotment:	13/05/2008		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076508580**	**0**	**0**
Amount of Issued Share Capital :	**238413263.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238413263.05**	**0**	**0**

(727) (2)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002786094A

Date/Time : 14/04/2008 11:20

Transaction No : C080117753

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.42		
unpaid :	0		
Date of Allotment:	09/04/2008		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076505980**	**0**	**0**
Amount of Issued Share Capital :	**238407673.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238407673.05**	**0**	**0**

(727) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002786082A

Date/Time : 14/04/2008 11:16

Transaction No : C080117743

Print Back

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1271626E / TAY AH KEE
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.19		
unpaid :	0		
Date of Allotment:	09/04/2008		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1076504680**	**0**	**0**
Amount of Issued Share Capital :	**238405827.05**	**0**	**0**
Amount of Paid-up Share Capital :	**238405827.05**	**0**	**0**

END